As filed with the Securities and Exchange Commission on

File No. 333-
File No. 811-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 (X)

Pre-effective Amendment No. ( )

Post-effective Amendment No. ( )

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT

COMPANY ACT OF 1940 (X)

Pre-effective Amendment No. ( )

Post-effective Amendment No. ( )

(Check appropriate box or boxes)

ANNUITY INVESTORS® VARIABLE ACCOUNT C

(Exact Name of Registrant)

ANNUITY INVESTORS LIFE INSURANCE COMPANY®

(Name of Depositor)

P.O. Box 5423

Cincinnati, Ohio 45201-5423

(Address of Depositor's Principal Executive Offices) (Zip Code)

Depositor's Telephone Number, including Area Code:

1-800-789-6771

Mark F. Muething, Esq.

Executive Vice President, Secretary and General Counsel

Annuity Investors Life Insurance Company

P.O. Box 5423

Cincinnati, Ohio 45201-5423

(Name and Address of Agent for Service)

Copy to:

John P. Gruber, Esq.

Vice President

Annuity Investors Life Insurance Company

P.O. Box 5423

Cincinnati, Ohio 45201-5423

It is proposed that this filing will become effective:
Immediately upon filing pursuant to Rule 485(b)
On pursuant to Rule 485(b)
60 days after filing pursuant to Rule 485(a)(1)
On _____ pursuant to Rule 485(a)(1)
75 days after filing pursuant to Rule 485(a)(2)
On pursuant to Rule 485(a)(2)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.

DECLARATION REQUIRED BY RULE 24f-2 (a) (1)

Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant declares that an indefinite number of its securities is being registered under the Securities Act of 1933.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

CROSS REFERENCE SHEET

Pursuant to Rule 495(a)

(333- )

Showing Location in Part A (Prospectus),

Part B (Statement of Additional Information) and Part C (Other Information)

of Registration Statement Information Required by Form N-4

PART A

	Item of Form N-4		Prospectus Caption
1.	Cover Page		Cover Page
2.	Definitions		Definitions; Glossary of Financial Terms
3.	Synopsis		Overview
4.	Condensed Financial Information
	(a)	Accumulation Unit Values	Glossary of Financial Terms
	(b)	Performance Data	Performance Information
	(c)	Financial Statements	Financial Statements
5.	General Description of Registrant, Depositor and Portfolio Companies
	(a)	Depositor	Annuity Investors Life Insurance Company®
	(b)	Registrant	The Separate Account
	(c)	Portfolio Companies	The Portfolios
	(d)	Portfolio Prospectuses	The Portfolios
	(e)	Voting Rights	Voting Rights
6.	Deductions and Expenses
	(a)	General	Charges and Deductions
	(b)	Sales Load %	Contingent Deferred Sales Charge
	(c)	Special Purchase Plan	Contingent Deferred Sales Charge
	(d)	Commissions	Great American AdvisorsSM, Inc.
	(e)	Portfolio Expenses	Fee Table
	(f)	Operating Expenses	Fee Table
7.	Contracts
	(a)	Persons with Rights	Persons with Rights Under a Contract; Voting Rights
	(b)(i)	Allocation of Premium Payments	Purchase Payments
	(ii)	Transfers	Transfers
	(iii)	Exchanges	Additions, Deletions or Substitutions
	(c)	Changes	Additions, Deletions, or Substitutions
	(d)	Inquiries	How Do I Contact the Company?
8.	Annuity Period		Benefit Payment Period
9.	Death Benefit		Death Benefit
10.	Purchases and Contract Values
	(a)	Purchases	Purchase Payments; Investment Options-Allocations; Account Value; Glossary of Financial Terms
	(b)	Valuation	Account Value; Definitions; Glossary of Financial Terms; Charges and Deductions
	(c)	Daily Calculation	Account Value; Accumulation Units; Definitions; Glossary of Financial Terms
	(d)	Underwriter	Great American AdvisorSM, Inc.
11.	Redemptions
	(a)	By Owner	Surrenders
		By Annuitant	Not Applicable
	(b)	Texas ORP	Texas Optional Retirement Program
	(c)	Check Delay	Surrenders
	(d)	Involuntary Redemptions	Termination
	(e)	Free Look	Right to Cancel
12.	Taxes		Federal Tax Matters
13.	Legal Proceedings		Legal Proceedings
14.	Table of Contents for the Statement of Additional Information		Statement of Additional Information

PART B
	Item of Form N-4		Statement of Additional Information Caption
15.	Cover Page		Cover Page
16.	Table of Contents		Table of Contents
17.	General Information and History		General Information and History
18.	Services
	(a)	Fees and Expenses of Registrant	(Prospectus) Fee Table
	(b)	Management Contracts	Not Applicable
	(c)	Custodian	Not Applicable
		Independent Auditors	Experts
	(d)	Assets of Registrant	Not Applicable
	(e)	Affiliated Person	Not Applicable
	(f)	Principal Underwriter	(Prospectus) Great American AdvisorsSM, Inc.
19.	(a)	Purchase of Securities Being Offered	(Prospectus) Great American AdvisorsSM, Inc.
	(b)	Offering Sales Load	(Prospectus) Contingent Deferred Sales Charge
20.	Underwriters		(Prospectus) Great American AdvisorsSM, Inc.
21.	Calculation of Performance Data
	(a)	Money Market Funded Subaccounts	Money Market Subaccount Standardized Yield Calculation
	(b)	Other Subaccounts

Average Annual Total Return Calculation; Cumulative Total Return Calculation; Standardized Average Annual Total Return Data; Non-Standardized Average Annual Total Return Data; Other Performance Measures

22.	Annuity Payments		(Prospectus) Fixed Dollar Benefit; Variable Dollar Benefit; (SAI) Benefit Units-Transfer Formulas
23.	Financial Statements		Financial Statements

PART C
	Item of Form N-4	Part C Caption
24.	Financial Statements and Exhibits	Financial Statements and Exhibits
	(a) Financial Statements	Financial Statements
	(b) Exhibits	Exhibits
25.	Directors and Officers of the Depositor	Directors and Officers of Annuity Investors Life Insurance Company®
26.	Persons Controlled By or Under Common Control With the Registrant	Persons Controlled By Or Under Common Control With the Depositor or Registrant
27.	Number of Owners	Not Applicable
28.	Indemnification	Indemnification
29.	Principal Underwriters	Principal Underwriter
30.	Location of Accounts and Records	Location of Accounts and Records
31.	Management Services	Management Services
32.	Undertakings	Undertakings
	Signature Page	Signature Page

ANNUITY INVESTORS LIFE INSURANCE COMPANY®
ANNUITY INVESTORS® VARIABLE ACCOUNT C
PROSPECTUS FOR INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITIES

2002

This prospectus describes individual flexible premium deferred annuity contracts (the "Contracts"). Annuity Investors Life Insurance Company® (the "Company") is the issuer of the Contracts. The Contracts are available for tax-qualified and non-tax-qualified annuity purchases. All Contracts qualify for tax-deferred treatment during the Accumulation Period. The tax treatment of annuities is discussed in the Federal Tax Matters section of this prospectus.

The Contracts offer both variable and fixed investment options. The variable investment options under the Contracts are Subaccounts of Annuity Investors® Variable Account C (the "Separate Account"). The Contracts currently offer Subaccounts. Each Subaccount is invested in shares of a registered investment company or a portfolio thereof (each, a "Portfolio"). The Portfolios are listed below.

Janus Aspen Series (6 Portfolios)

-Aggressive Growth Portfolio-Service Shares

-Worldwide Growth Portfolio-Service Shares

-Balanced Portfolio-Service Shares

-Growth Portfolio-Service Shares

-International Growth Portfolio-Service Shares

-Capital Appreciation Portfolio-Service Shares

Dreyfus Variable Investment Fund (4 Portfolios)

-Appreciation Portfolio

-Money Market Portfolio

-Growth and Income Portfolio

-Small Cap Portfolio

The Dreyfus Socially Responsible Growth Fund, Inc.

Dreyfus Stock Index Fund

Strong Opportunity Fund II, Inc.

Strong Variable Insurance Funds, Inc. (1 Portfolio)

-Strong Mid Cap Growth Fund II

INVESCO Variable Investment Funds, Inc. (6 Portfolios)

-INVESCO VIF-Equity Income Fund

-INVESCO VIF-High Yield Fund

-INVESCO VIF-Health Sciences Fund

-INVESCO VIF-Dynamics Fund

-INVESCO VIF-Financial Services Fund

-INVESCO VIF-Small Company Growth Fund

The Universal Institutional Funds, Inc. (4 Portfolios)

-Morgan Stanley UIF, Inc.-Mid Cap Value Portfolio

-Morgan Stanley UIF, Inc.-Value Portfolio

-Morgan Stanley UIF, Inc.-Fixed Income Portfolio

-Morgan Stanley UIF, Inc.-U.S. Real Estate Portfolio

PBHG Insurance Series Fund (5 Portfolios)

-PBHG Growth II Portfolio

-PBHG Large Cap Growth Portfolio

-PBHG Technology & Communications Portfolio

-PBHG Select Value Portfolio

-PBHG Mid-Cap Value Portfolio

This prospectus includes information you should know before investing in the Contracts. This prospectus is not complete without the current prospectuses for the Portfolios. Please keep this prospectus and the Portfolio prospectuses for future reference.

A Statement of Additional Information ("SAI"), dated 2002, contains more information about the Separate Account and the Contracts. The Company filed the SAI with the Securities and Exchange Commission ("SEC"). It is part of this prospectus. For a free copy, complete and return the form on the last page of this prospectus, or call the Company at 1-800-789-6771. You may also access the SAI (as well as all other documents filed with the SEC with respect to the Contracts, the Separate Account or the Company) at the SEC's web site www.sec.gov. The registration number is 333- . The table of contents for the SAI is printed on the last page of this prospectus.

The SEC has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

These securities may be sold by a bank or credit union, but are not financial institution products.

  The Contracts are Not FDIC or NCUSIF Insured
  The Contracts are Obligations of the Company and Not of the Bank or Credit Union
  The Bank or Credit Union Does Not Guarantee the Company's Obligations Under the Contracts
  The Contracts Involve Investment Risk and May Lose Value

BENEFIT PAYMENT PERIOD	29
Annuity Benefit	29
Death Benefit	29
Step up in Value for Successor Owner	30
Settlement Options	30
Form of Settlement Option	31
Calculation of Fixed Dollar Benefit Payments	31
Calculation of Variable Dollar Benefit Payments	31
FEDERAL TAX MATTERS	32
Tax Deferral on Annuities	32
Tax-Qualified Retirement Plans	33
Summary of Income Tax Rules	34
GLOSSARY OF FINANCIAL TERMS	35
THE REGISTRATION STATEMENT	36
OTHER INFORMATION	36
Legal Proceedings	36
STATEMENT OF ADDITIONAL INFORMATION	37

DEFINITIONS

The capitalized terms defined on this page will have the meanings given to them when used in this prospectus. Other terms which may have a specific meaning under the Contracts, but which are not defined on this page, will be explained as they are used in this prospectus.

Account Value: The value of a Contract during the Accumulation Period. It is equal to the sum of the value of the owner's interest in the Subaccounts and the owner's interest in the Fixed Account options.

Accumulation Period: The period during which purchase payments are invested according to the investment options elected and accumulated on a tax-deferred basis. The Accumulation Period ends when a Contract is annuitized or surrendered in full, or on the Death Benefit Valuation Date.

Accumulation Unit: A share of a Subaccount that an owner purchases during the Accumulation Period.

Accumulation Unit Value: The value of an Accumulation Unit at the end of a Valuation Period. See the Glossary of Financial Terms of this prospectus for an explanation of how Accumulation Unit Values are calculated.

Benefit Payment Period: The period during which either annuity benefit or death benefit payments are paid under a settlement option. The Benefit Payment Period begins on the first day of the first payment interval in which a benefit payment will be paid.

Benefit Unit: A share of a Subaccount that is used to determine the amount of each variable dollar benefit payment after the first variable dollar benefit payment during the Benefit Payment Period.

Benefit Unit Value: The value of a Benefit Unit at the end of a Valuation Period. See the Glossary of Financial Terms of this prospectus for an explanation of how Benefit Unit Values are calculated.

Death Benefit Valuation Date: The date the death benefit is valued. It is the date that the Company receives both proof of the death of the owner and instructions as to how the death benefit will be paid. If instructions are not received within one year of the date of death, the Death Benefit Valuation Date will be one year after the date of death. The Death Benefit Valuation Date may never be later than five years after the date of death.

Net Asset Value: The price computed by or for each Portfolio, no less frequently than each Valuation Period, at which the Portfolio's shares or units are redeemed in accordance with the rules of the Securities and Exchange Commission.

Net Investment Factor: The factor that represents the percentage change in the Accumulation Unit Values and Benefit Unit Values from one Valuation Period to the next. See the Glossary of Financial Terms of this prospectus for an explanation of how the Net Investment Factor is calculated.

Valuation Date: A day on which Accumulation Unit Values and Benefit Unit Values can be calculated. Each day that the New York Stock Exchange is open for business, other than the Friday following Thanksgiving, is a Valuation Date.

Valuation Period: The period starting at the close of regular trading on the New York Stock Exchange on any Valuation Date and ending at the close of trading on the next succeeding Valuation Date.

OVERVIEW

What is the Separate Account?

The Separate Account is a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940. The Separate Account is divided into Subaccounts. Each Subaccount is invested in one of the Portfolios listed on page 1 of this prospectus. If you choose a variable investment option, you are investing in the Subaccounts, not directly in the Portfolios.

What Are the Contracts?

The Contracts are individual deferred variable annuities, which are insurance products. The Contracts are sold with a fee structure that is described in the Fee Table of this prospectus. The Contracts are available in both tax-qualified and non-tax-qualified forms, both of which qualify for tax-deferred investment status. See the Federal Tax Matters section of this prospectus for more information about tax qualifications and taxation of annuities in general. During the Accumulation Period, the amounts you contribute can be allocated among any of the variable investment options currently offered and three fixed account options. The variable investment options are the Subaccounts of the Separate Account, each of which is invested in a Portfolio. The owner bears the risk of any investment gain or loss on amounts allocated to the Subaccounts. The fixed account options earn a fixed rate of interest declared by the Company, which will be no less than 3% per year. The Company guarantees amounts invested in the fixed account options and the earnings thereon so long as those amounts remain in the fixed account.

During the Benefit Payment Period, payments can be allocated between variable dollar benefit and fixed dollar benefit options. If a variable dollar benefit is selected, Benefit Units can be allocated to any of the Subaccounts that are then available.

How Do I Purchase or Cancel a Contract?

The requirements to purchase a Contract are explained in The Contracts section of this prospectus. You may purchase a Contract only through a licensed securities representative. You may cancel a Contract within ten days after you receive it (the right to cancel may be longer in some states). In many states, you will bear the risk of investment gain or loss on any amounts allocated to the Subaccounts prior to cancellation. The right to cancel is described in the Right to Cancel section of this prospectus.

Will Any Penalties or Charges Apply If I Surrender a Contract?

A contingent deferred sales charge ("CDSC") may apply to amounts surrendered depending on the timing and amount of the surrender. The maximum CDSC is 7% for each purchase payment. The CDSC percentage decreases to 0% after seven years from the date of receipt of each purchase payment. Surrender procedures and the CDSC are described in the Surrenders section of this prospectus. A penalty tax may also be imposed at the time of a surrender depending on your age and other circumstances of the surrender. Tax consequences of a surrender are described in the Federal Tax Matters section of this prospectus. The right to surrender may be restricted under certain tax-qualified plans.

What Other Charges and Deductions Apply to the Contract?

Other than the CDSC, the Company will charge the fees and charges listed below unless the Company waives the fee or charge as discussed in the Charges and Deductions section of this prospectus:

  a transfer fee for certain transfers among investment options;

  an annual contract maintenance fee;

  a mortality and expense risk charge, which is an expense of the Separate Account and charged against all assets in the Subaccounts (this charge may never be waived);

  an administration charge, which is an expense of the Separate Account and charged against all assets in the Subaccounts;

  charges for any optional riders you select; and

  premium taxes in some states (where taxes apply, they may never be waived).

In addition to charges and deductions under the Contracts, the Portfolios incur expenses that are passed through to owners. Portfolio expenses for the fiscal year ending December 31, 2000 are included in the Fee Table of this prospectus and are described in the prospectuses and statements of additional information for the Portfolios.

How Do I Contact the Company?

Any questions or inquiries should be directed to the Company's Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423, 1-800-789-6771. Please include the Contract number and the owner's name. You may also contact us through our web site, www.commodoreva.com.

FEE TABLE

Owner Transaction Expenses
Maximum Contingent Deferred Sales Charge (applies to purchase payments only)	7%
Transfer Fee (applies to transfers in excess of 12 in any contract year)	$25
Annual Contract Maintenance Fee	$30

Separate Account Annual Expenses

(As a percentage of the average value of the owner's interest in the Subaccounts)
	Standard Contracts	Optional Death Benefit Contracts (Issue Age 65 and younger)	Optional Death Benefit Contracts (Issue Age over 65 and under 79)
Mortality and Expense Risk Charge	1.25%	1.35%	1.50%
Administration Charge	0.15%	0.15%	0.15%
Total Separate Account Annual Expenses	1.40%	1.50%	1.65%
[Information regarding charges for optional riders will be added by pre-effective amendment.]

Portfolio Annual Expenses (After Expense Reimbursement) for Year Ended 12/31/001

(As a percentage of Portfolio average net assets)

Portfolio	Management Fees	12b-1 Fees	Other Expenses	Total Expenses
Janus A.S.-Aggressive Growth Portfolio-Service Shares[2]	0.65		0.01	0.66
Janus A.S.-Worldwide Growth Portfolio-Service Shares[2]	0.65		0.04	0.69
Janus A.S.-Balanced Portfolio-Service Shares[2]	0.65		0.01	0.66
Janus A.S.-Growth Portfolio-Service Shares[2]	0.65		0.02	0.67
Janus A.S.-International Growth Portfolio-Service Shares[2]	0.65		0.06	0.71
Janus A.S.-Capital Appreciation Portfolio-Service Shares[2]	0.65		0.02	0.67
Dreyfus V.I.F.-Appreciation Portfolio	0.75		0.03	0.78
Dreyfus V.I.F.-Money Market Portfolio	0.50		0.10	0.60
Dreyfus V.I.F.-Growth and Income Portfolio	0.75		0.03	0.78
Dreyfus V.I.F.-Small Cap Portfolio	0.75		0.03	0.78
The Dreyfus Socially Responsible Growth Fund, Inc.	0.75		0.03	0.78
Dreyfus Stock Index Fund	0.25		0.01	0.26
Strong Opportunity Fund II, Inc.	1.00		0.11	1.11
Strong Variable Insurance Funds, Inc.-Strong Mid Cap Growth Fund II	1.00		0.15	1.15
INVESCO VIF-Equity Income Fund	0.75		0.33	1.08
INVESCO VIF-High Yield Fund	0.60		0.45	1.05
INVESCO VIF-Health Sciences Fund	0.75		0.32	1.07
INVESCO VIF-Dynamics Fund	0.75		0.34	1.09
INVESCO VIF-Financial Services Fund	0.75		0.34	1.09
INVESCO VIF-Small Company Growth Fund[3]	0.75		0.62	1.37
The Universal Institutional Fund, Inc.-Mid Cap Value Portfolio[4]	0.53		0.52	1.05
The Universal Institutional Fund, Inc.-Value Portfolio[4]	0.31		0.54	0.85
The Universal Institutional Fund, Inc.-Fixed Income Portfolio[4]	0.21		0.49	0.70
The Universal Institutional Fund, Inc.-U.S. Real Estate Portfolio[4]	0.74		0.36	1.10
PBHG Insurance Series Fund-PBHG Growth II Portfolio	0.85		0.20	1.05
PBHG Insurance Series Fund-PBHG Large Cap Growth Portfolio	0.75		0.31	1.06
PBHG Insurance Series Fund-PBHG Tech. & Comm. Portfolio	0.85		0.19	1.04
PBHG Insurance Series Fund-PBHG Select Value Portfolio	0.65		0.32	0.97
PBHG Insurance Series Fund-PBHG Mid-Cap Value Portfolio[5]	0.00		1.20	1.20

1 Data for each Portfolio are for the fiscal year ended December 31, 2000. Actual expenses in future years may be higher or lower. Portfolios may have agreements with their advisors to cap or waive fees, and/or to reduce or waive expenses or to reimburse expenses. The specific terms of such waivers, reductions, reimbursements or fee changes are discussed in the Portfolio prospectuses. The actual fees and expenses for Portfolios with such agreements are as follows:

Portfolio	Management Fees	12b-1 Fees	Other Expenses	Total Expenses
Strong Opportunity Fund II, Inc.	1.00		0.18	1.18
Strong Variable Insurance Funds, Inc.-Strong Mid Cap Growth Fund II	1.00		0.16	1.16
INVESCO VIF-Small Company Growth Fund[3]	0.75		0.68	1.43
The Universal Institutional Funds, Inc.-Mid Cap Value Portfolio[4]	0.75		0.52	1.27
The Universal Institutional Funds, Inc.-Value Portfolio[4]	0.55		0.54	1.09
The Universal Institutional Funds, Inc.-Fixed Income Portfolio[4]	0.40		0.49	0.89
The Universal Institutional Funds, Inc.-U.S. Real Estate Portfolio[4]	0.80		0.36	1.16
PBHG Insurance Series Fund-PBHG Mid-Cap Value Portfolio[5]	0.85		3.67	4.52

2 Expenses are based upon expenses for the fiscal year ended December 31, 2000, restated to reflect a reduction in the management fee for the Janus Aspen Series Portfolios.

3 The INVESCO VIF-Small Company Growth Fund's actual Other Expenses and Total Expenses were lower than the figures shown, because their custodian fees were reduced under an expense offset arrangement. Certain expenses of the Fund were voluntarily absorbed by INVESCO pursuant to a commitment to the Fund and INVESCO. This commitment may be changed at any time following consultation with the Board of Directors.

4 The management fee for The Universal Institutional Funds, Inc. has been reduced to reflect the voluntary waiver of a portion or all of the management fee and the reimbursement by the portfolio's advisor to the extent the operating expenses exceed the following percentages: Mid Cap Value Portfolio - 1.05%; Value Portfolio - 0.85%; Fixed Income Portfolio - 0.70%; U.S. Real Estate Portfolio - 1.10%. The advisor may terminate this voluntary waiver at any time at its sole discretion.

5 The management fee for PBHG Insurance Series Fund-PBHG Mid-Cap Value Portfolio has been reduced to 0.00% to reflect the voluntary waiver of all of the management fee and the reimbursement by the portfolio's advisor to the extent the operating expenses exceed 1.20%.

The purpose of the Fee Table (including the Examples that follow) is to assist the owner in understanding the various costs and expenses that an owner will bear directly or indirectly. The Fee Table reflects expenses of the Separate Account as well as of the Portfolios. The Separate Account expenses are discussed more fully in the Charges and Deductions section of this prospectus. The Portfolio expenses are discussed more fully in the Portfolio prospectuses. Premium taxes may also apply.
Examples Standard Contracts	Example #1--Assuming Surrender If the owner surrenders his or her Contract at the end of the applicable time period, the following expenses would be charged on a $1,000 investment:
Subaccount	1 Year	3 Years	5 Years	10 Years
Janus A.S.-Aggressive Growth Portfolio-Service Shares	$92	$122	$159	$313
Janus A.S.-Worldwide Growth Portfolio-Service Shares	$93	$123	$161	$317
Janus A.S.-Balanced Portfolio-Service Shares	$92	$122	$159	$313
Janus A.S.-Growth Portfolio-Service Shares	$92	$122	$160	$314
Janus A.S.-International Growth Portfolio-Service Shares	$93	$124	$162	$319
Janus A.S.-Capital Appreciation Portfolio-Service Shares	$92	$122	$160	$314
Dreyfus V.I.F.-Appreciation Portfolio	$93	$126	$166	$328
Dreyfus V.I.F.-Money Market Portfolio	$92	$120	$156	$305
Dreyfus V.I.F.-Growth and Income Portfolio	$93	$126	$166	$328
Dreyfus V.I.F.-Small Cap Portfolio	$93	$126	$166	$328
The Dreyfus Socially Responsible Growth Fund, Inc.	$93	$126	$166	$328
Dreyfus Stock Index Fund	$88	$109	$136	$259
Strong Opportunity Fund II, Inc.	$97	$136	$185	$370
Strong Variable Insurance Funds, Inc.-Strong Mid Cap Growth Fund II	$97	$138	$187	$375
INVESCO VIF-Equity Income Fund	$97	$135	$183	$367
INVESCO VIF-High Yield Fund	$96	$134	$181	$363
INVESCO VIF-Health Sciences Fund	$96	$135	$182	$365
INVESCO VIF-Dynamics Fund	$97	$136	$184	$368
INVESCO VIF-Financial Services Fund	$97	$136	$184	$368
INVESCO VIF-Small Company Growth Fund	$100	$147	$202	$410
The Universal Institutional Funds, Inc.-Mid Cap Value Portfolio	$96	$134	$181	$363
The Universal Institutional Funds, Inc.-Value Portfolio	$94	$128	$170	$337
The Universal Institutional Funds, Inc.-Fixed Income Portfolio	$93	$123	$162	$318
The Universal Institutional Funds, Inc.-U.S. Real Estate Portfolio	$97	$136	$184	$369
PBHG Insurance Series Fund-PBHG Growth II Portfolio	$96	$134	$181	$363
PBHG Insurance Series Fund-PBHG Large Cap Growth Portfolio	$96	$135	$182	$364
PBHG Insurance Series Fund-PBHG Tech. & Comm. Portfolio	$96	$134	$181	$361
PBHG Insurance Series Fund-PBHG Select Value Portfolio	$95	$132	$177	$353
PBHG Insurance Series Fund-PBHG Mid-Cap Value Portfolio	$98	$139	$190	$381

Examples Standard Contracts

Example #2--Assuming No Surrender

If the owner does not surrender his or her Contract, or if it is annuitized, the following expenses would be charged on a $1,000 investment at the end of the applicable time period:

Subaccount	1 Year	3 Years	5 Years	10 Years
Janus A.S.-Aggressive Growth Portfolio-Service Shares	$22	$72	$129	$313
Janus A.S.-Worldwide Growth Portfolio-Service Shares	$23	$73	$131	$317
Janus A.S.-Balanced Portfolio-Service Shares	$22	$72	$129	$313
Janus A.S.-Growth Portfolio-Service Shares	$22	$72	$130	$314
Janus A.S.-International Growth Portfolio-Service Shares	$23	$74	$132	$319
Janus A.S.-Capital Appreciation Portfolio-Service Shares	$22	$72	$130	$314
Dreyfus V.I.F.-Appreciation Portfolio	$23	$76	$136	$328
Dreyfus V.I.F.-Money Market Portfolio	$22	$70	$126	$305
Dreyfus V.I.F.-Growth and Income Portfolio	$23	$76	$136	$328
Dreyfus V.I.F.-Small Cap Portfolio	$23	$76	$136	$328
The Dreyfus Socially Responsible Growth Fund, Inc.	$23	$76	$136	$328
Dreyfus Stock Index Fund	$18	$59	$106	$259
Strong Opportunity Fund II, Inc.	$27	$86	$155	$370
Strong Variable Insurance Funds, Inc.-Strong Mid Cap Growth Fund II	$27	$88	$157	$375
INVESCO VIF-Equity Income Fund	$27	$85	$153	$367
INVESCO VIF-High Yield Fund	$26	$84	$151	$363
INVESCO VIF-Health Sciences Fund	$26	$85	$152	$365
INVESCO VIF-Dynamics Fund	$27	$86	$154	$368
INVESCO VIF-Financial Services Fund	$27	$86	$154	$368
INVESCO VIF-Small Company Growth Fund	$30	$97	$172	$410
The Universal Institutional Funds, Inc.-Mid Cap Value Portfolio	$26	$84	$151	$363
The Universal Institutional Funds, Inc.-Value Portfolio	$24	$78	$140	$337
The Universal Institutional Funds, Inc.-Fixed Income Portfolio	$23	$73	$132	$318
The Universal Institutional Funds, Inc.-U.S. Real Estate Portfolio	$27	$86	$154	$369
PBHG Insurance Series Fund-PBHG Growth II Portfolio	$26	$84	$151	$363
PBHG Insurance Series Fund-PBHG Large Cap Growth Portfolio	$26	$85	$152	$364
PBHG Insurance Series Fund-PBHG Tech. & Comm. Portfolio	$26	$84	$151	$361
PBHG Insurance Series Fund-PBHG Select Value Portfolio	$25	$82	$147	$353
PBHG Insurance Series Fund-PBHG Mid-Cap Value Portfolio	$28	$89	$160	$381

Optional Death Benefit Contracts (issued to owner age 65 and younger)	Example #1--Assuming Surrender If the owner surrenders his or her Contract at the end of the applicable time period, the following expenses would be charged on a $1,000 investment:
Subaccount	1 Year	3 Years	5 Years	10 Years
Janus A.S.-Aggressive Growth Portfolio-Service Shares	$93	$125	$165	$326
Janus A.S.-Worldwide Growth Portfolio-Service Shares	$94	$126	$167	$329
Janus A.S.-Balanced Portfolio-Service Shares	$93	$125	$165	$326
Janus A.S.-Growth Portfolio-Service Shares	$93	$125	$166	$327
Janus A.S.-International Growth Portfolio-Service Shares	$94	$127	$168	$332
Janus A.S.-Capital Appreciation Portfolio-Service Shares	$93	$125	$166	$327
Dreyfus V.I.F.-Appreciation Portfolio	$94	$129	$172	$341
Dreyfus V.I.F.-Money Market Portfolio	$93	$123	$162	$318
Dreyfus V.I.F.-Growth and Income Portfolio	$94	$129	$172	$341
Dreyfus V.I.F.-Small Cap Portfolio	$94	$129	$172	$341
The Dreyfus Socially Responsible Growth Fund, Inc.	$94	$129	$172	$341
Dreyfus Stock Index Fund	$89	$112	$142	$272
Strong Opportunity Fund II, Inc.	$98	$140	$190	$383
Strong Variable Insurance Funds, Inc.-Strong Mid Cap Growth Fund II	$98	$141	$192	$388
INVESCO VIF-Equity Income Fund	$98	$139	$189	$379
INVESCO VIF-High Yield Fund	$97	$138	$187	$375
INVESCO VIF-Health Sciences Fund	$97	$138	$188	$378
INVESCO VIF-Dynamics Fund	$98	$139	$189	$380
INVESCO VIF-Financial Services Fund	$98	$139	$189	$380
INVESCO VIF-Small Company Growth Fund	$101	$150	$208	$422
The Universal Institutional Funds, Inc.-Mid Cap Value Portfolio	$97	$138	$187	$375
The Universal Institutional Funds, Inc.-Value Portfolio	$95	$131	$176	$350
The Universal Institutional Funds, Inc.-Fixed Income Portfolio	$94	$126	$167	$331
The Universal Institutional Funds, Inc.-U.S. Real Estate Portfolio	$98	$139	$190	$381
PBHG Insurance Series Fund-PBHG Growth II Portfolio	$97	$138	$187	$375
PBHG Insurance Series Fund-PBHG Large Cap Growth Portfolio	$97	$138	$187	$376
PBHG Insurance Series Fund-PBHG Tech. & Comm. Portfolio	$97	$137	$186	$374
PBHG Insurance Series Fund-PBHG Select Value Portfolio	$96	$135	$182	$365
PBHG Insurance Series Fund-PBHG Mid-Cap Value Portfolio	$99	$142	$195	$394

Optional Death Benefit Contracts (issued to owner age 65 and younger)

Example #2--Assuming No Surrender

If the owner does not surrender his or her Contract, or if it is annuitized, the following expenses would be charged on a $1,000 investment at the end of the applicable time period:

Subaccount	1 Year	3 Years	5 Years	10 Years
Janus A.S.-Aggressive Growth Portfolio-Service Shares	$23	$75	$135	$326
Janus A.S.-Worldwide Growth Portfolio-Service Shares	$24	$76	$137	$329
Janus A.S.-Balanced Portfolio-Service Shares	$23	$75	$135	$326
Janus A.S.-Growth Portfolio-Service Shares	$23	$75	$136	$327
Janus A.S.-International Growth Portfolio-Service Shares	$24	$77	$138	$332
Janus A.S.-Capital Appreciation Portfolio-Service Shares	$23	$75	$136	$327
Dreyfus V.I.F.-Appreciation Portfolio	$24	$79	$142	$341
Dreyfus V.I.F.-Money Market Portfolio	$23	$73	$132	$318
Dreyfus V.I.F.-Growth and Income Portfolio	$24	$79	$142	$341
Dreyfus V.I.F.-Small Cap Portfolio	$24	$79	$142	$341
The Dreyfus Socially Responsible Growth Fund, Inc.	$24	$79	$142	$341
Dreyfus Stock Index Fund	$19	$62	$112	$272
Strong Opportunity Fund II, Inc.	$28	$90	$160	$383
Strong Variable Insurance Funds, Inc.-Strong Mid Cap Growth Fund II	$28	$91	$162	$388
INVESCO VIF-Equity Income Fund	$28	$89	$159	$379
INVESCO VIF-High Yield Fund	$27	$88	$157	$375
INVESCO VIF-Health Sciences Fund	$27	$88	$158	$378
INVESCO VIF-Dynamics Fund	$28	$89	$159	$380
INVESCO VIF-Financial Services Fund	$28	$89	$159	$380
INVESCO VIF-Small Company Growth Fund	$31	$100	$178	$422
The Universal Institutional Funds, Inc.-Mid Cap Value Portfolio	$27	$88	$157	$375
The Universal Institutional Funds, Inc.-Value Portfolio	$25	$81	$146	$350
The Universal Institutional Funds, Inc.-Fixed Income Portfolio	$24	$76	$137	$331
The Universal Institutional Funds, Inc.-U.S. Real Estate Portfolio	$28	$89	$160	$381
PBHG Insurance Series Fund-PBHG Growth II Portfolio	$27	$88	$157	$375
PBHG Insurance Series Fund-PBHG Large Cap Growth Portfolio	$27	$88	$157	$376
PBHG Insurance Series Fund-PBHG Tech. & Comm. Portfolio	$27	$87	$156	$374
PBHG Insurance Series Fund-PBHG Select Value Portfolio	$26	$85	$152	$365
PBHG Insurance Series Fund-PBHG Mid-Cap Value Portfolio	$29	$92	$165	$394

Optional Death Benefit Contracts (issued to owner over age 65 and under age 79)*	Example #1--Assuming Surrender If the owner surrenders his or her Contract at the end of the applicable time period, the following expenses would be charged on a $1,000 investment:
Subaccount	1 Year	3 Years	5 Years	10 Years
Janus A.S.-Aggressive Growth Portfolio-Service Shares	$95	$130	$173	$345
Janus A.S.-Worldwide Growth Portfolio-Service Shares	$95	$131	$175	$349
Janus A.S.-Balanced Portfolio-Service Shares	$95	$130	$173	$345
Janus A.S.-Growth Portfolio-Service Shares	$95	$130	$174	$346
Janus A.S.-International Growth Portfolio-Service Shares	$95	$132	$176	$351
Janus A.S.-Capital Appreciation Portfolio-Service Shares	$95	$130	$174	$346
Dreyfus V.I.F.-Appreciation Portfolio	$96	$134	$180	$360
Dreyfus V.I.F.-Money Market Portfolio	$94	$128	$170	$337
Dreyfus V.I.F.-Growth and Income Portfolio	$96	$134	$180	$360
Dreyfus V.I.F.-Small Cap Portfolio	$96	$134	$180	$360
The Dreyfus Socially Responsible Growth Fund, Inc.	$96	$134	$180	$360
Dreyfus Stock Index Fund	$91	$117	$151	$292
Strong Opportunity Fund II, Inc.	$99	$144	$198	$401
Strong Variable Insurance Funds, Inc.-Strong Mid Cap Growth Fund II	$100	$146	$201	$406
INVESCO VIF-Equity Income Fund	$99	$143	$197	$397
INVESCO VIF-High Yield Fund	$99	$142	$195	$394
INVESCO VIF-Health Sciences Fund	$99	$143	$196	$396
INVESCO VIF-Dynamics Fund	$99	$144	$197	$399
INVESCO VIF-Financial Services Fund	$99	$144	$197	$399
INVESCO VIF-Small Company Growth Fund	$103	$154	$216	$439
The Universal Institutional Funds, Inc.-Mid Cap Value Portfolio	$99	$142	$195	$394
The Universal Institutional Funds, Inc.-Value Portfolio	$97	$136	$184	$369
The Universal Institutional Funds, Inc.-Fixed Income Portfolio	$95	$131	$176	$350
The Universal Institutional Funds, Inc.-U.S. Real Estate Portfolio	$99	$144	$198	$400
PBHG Insurance Series Fund-PBHG Growth II Portfolio	$99	$142	$195	$394
PBHG Insurance Series Fund-PBHG Large Cap Growth Portfolio	$99	$143	$196	$395
PBHG Insurance Series Fund-PBHG Tech. & Comm. Portfolio	$99	$142	$195	$392
PBHG Insurance Series Fund-PBHG Select Value Portfolio	$98	$140	$191	$384
PBHG Insurance Series Fund-PBHG Mid-Cap Value Portfolio	$100	$147	$203	$412

Optional Death Benefit Contracts (issued to owner over age 65 and under age 79)*

Example #2--Assuming No Surrender

If the owner does not surrender his or her Contract, or if it is annuitized, the following expenses would be charged on a $1,000 investment at the end of the applicable time period:

Subaccount	1 Year	3 Years	5 Years	10 Years
Janus A.S.-Aggressive Growth Portfolio-Service Shares	$25	$80	$143	$345
Janus A.S.-Worldwide Growth Portfolio-Service Shares	$25	$81	$145	$349
Janus A.S.-Balanced Portfolio-Service Shares	$25	$80	$143	$345
Janus A.S.-Growth Portfolio-Service Shares	$25	$80	$144	$346
Janus A.S.-International Growth Portfolio-Service Shares	$25	$82	$146	$351
Janus A.S.-Capital Appreciation Portfolio-Service Shares	$25	$80	$144	$346
Dreyfus V.I.F.-Appreciation Portfolio	$26	$84	$150	$360
Dreyfus V.I.F.-Money Market Portfolio	$24	$78	$140	$337
Dreyfus V.I.F.-Growth and Income Portfolio	$26	$84	$150	$360
Dreyfus V.I.F.-Small Cap Portfolio	$26	$84	$150	$360
The Dreyfus Socially Responsible Growth Fund, Inc.	$26	$84	$150	$360
Dreyfus Stock Index Fund	$21	$67	$121	$292
Strong Opportunity Fund II, Inc.	$29	$94	$168	$401
Strong Variable Insurance Funds, Inc.-Strong Mid Cap Growth Fund II	$30	$96	$171	$406
INVESCO VIF-Equity Income Fund	$29	$93	$167	$397
INVESCO VIF-High Yield Fund	$29	$92	$165	$394
INVESCO VIF-Health Sciences Fund	$29	$93	$166	$396
INVESCO VIF-Dynamics Fund	$29	$94	$167	$399
INVESCO VIF-Financial Services Fund	$29	$94	$167	$399
INVESCO VIF-Small Company Growth Fund	$33	$104	$186	$439
The Universal Institutional Funds, Inc.-Mid Cap Value Portfolio	$29	$92	$165	$394
The Universal Institutional Funds, Inc.-Value Portfolio	$27	$86	$154	$369
The Universal Institutional Funds, Inc.-Fixed Income Portfolio	$25	$81	$146	$350
The Universal Institutional Funds, Inc.-U.S. Real Estate Portfolio	$29	$94	$168	$400
PBHG Insurance Series Fund-PBHG Growth II Portfolio	$29	$92	$165	$394
PBHG Insurance Series Fund-PBHG Large Cap Growth Portfolio	$29	$93	$166	$395
PBHG Insurance Series Fund-PBHG Tech. & Comm. Portfolio	$29	$92	$165	$392
PBHG Insurance Series Fund-PBHG Select Value Portfolio	$28	$90	$161	$384
PBHG Insurance Series Fund-PBHG Mid-Cap Value Portfolio	$30	$97	$173	$412

The examples on the preceding pages are not indicative of past or future expenses or annual rates of return of any Portfolio. Actual expenses and annual rates of return may be more or less than those assumed in the examples. The examples assume the reinvestment of all dividends and distributions, no transfers among Subaccounts or between the fixed account options and the Subaccounts and a 5% annual rate of return. The contract maintenance fee is reflected in the examples as a charge of $0.00 per year based on the ratio of estimated contract maintenance fees to be collected for the year ended 12/31/02 to estimated total average net assets as of 12/31/02. The examples do not include charges for premium taxes.

Financial Statements

The financial statements and reports of independent auditors for the Company are included in the Statement of Additional Information.

Performance Information

From time to time, the Company may advertise yields and/or total returns for the Subaccounts. These figures are based on historical information and are not intended to indicate future performance. Performance data and a more detailed description of the methods used to determine yield and total return are included in the Statement of Additional Information.

Yield Data

The "yield" of the money market Subaccount refers to the annualized income generated by an investment in that Subaccount over a specified seven-day period. The "effective yield" of the money market Subaccount is the same as the "yield" except that it assumes reinvestment of the income earned in that Subaccount. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment. The Company does not advertise yields for any Subaccount other than the money market Subaccount.

Total Return Data

The Company may advertise two types of total return data: "average annual total return" and "cumulative total return." Average annual total return is presented in both standardized and non-standardized form. "Standardized" total return data reflects the deduction of all charges that apply to all Contracts of that type, except for premium taxes. The contingent deferred sales charge ("CDSC") reflected in standardized total return is the percentage CDSC that would apply at the end of the period presented assuming the purchase payment was received on the first day of the period presented. "Non-standardized" total return data does not reflect the deduction of CDSCs and contract maintenance fees. Cumulative total return data is currently presented only in non-standardized form.

Total return data that does not reflect the CDSC and other charges will be higher than the total return realized by an investor who incurs the charges. Total return data will be higher for a Contract without any optional features than for a Contract with such features.

"Average annual total return" is either hypothetical or actual return data that reflects performance of a Subaccount for a one-year period or for an average of consecutive one-year periods.

If average annual total return data is hypothetical, it reflects performance for a period of time before the Subaccount commenced operations. When a Subaccount has been in operation for one, five and ten years, average annual total return will be presented for these periods, although other periods may be presented as well.

"Cumulative total return" is either hypothetical or actual return data that reflects the performance of a Subaccount from the beginning of the period presented to the end of the period presented. If cumulative total return data is hypothetical, it reflects performance for a period of time before the Subaccount commenced operations.

Other Performance Measures

The Company may include in reports and promotional literature rankings of the Subaccounts, the Separate Account or the Contracts, as published by any service, company, or person who ranks separate accounts or other investment products on overall performance or other criteria. Examples of companies that publish such rankings are Lipper Analytical Services, Inc., VARDS, IBC/Donoghue's Money Fund Report, Financial Planning Magazine, Money Magazine, Bank Rate Monitor, Standard & Poor's Indices, Dow Jones Industrial Average, and Morningstar.

The Company may also:

  compare the performance of a Subaccount with applicable indices and/or industry averages;

  present performance information that reflects the effects of tax-deferred compounding on Subaccount investment returns;

  compare investment return on a tax-deferred basis with currently taxable investment return;

  illustrate investment returns by graphs, charts, or otherwise.

THE PORTFOLIOS

The Separate Account currently offers Subaccounts. Each Subaccount is invested in a Portfolio. Each Portfolio has its own investment objectives and policies. The current Portfolio prospectuses, which accompany this prospectus, contain additional information concerning the investment objectives and policies of each Portfolio, the investment advisory services and administrative services of each Portfolio and the charges of each Portfolio. There is no assurance that the Portfolios will achieve their stated objectives. You should read the Portfolio prospectuses carefully before making any decision concerning the allocation of purchase payments to, or transfers among, the Subaccounts.

All dividends and capital gains distributed by the Portfolios are reinvested by the Separate Account and reflected in Accumulation Unit Values. Portfolio dividends and net capital gains are not distributed to owners.

The Securities and Exchange Commission does not supervise the management or the investment practices and/or policies of any of the Portfolios. The Portfolios are available only through insurance company separate accounts and certain qualified retirement plans. Though a Portfolio may have a name and/or investment objectives which are similar to those of a publicly available mutual fund, and/or may be managed by the same investment advisor that manages a publicly available mutual fund, the performance of the Portfolio is entirely independent of the performance of any publicly available mutual fund. Neither the Company nor the Portfolios make any representations or assurances that the investment performance of any Portfolio will be the same or similar to the investment performance of any publicly available mutual fund.
Janus Aspen Series
Advisor: Janus Capital Corporation

Aggressive Growth Portfolio-Service Shares

A non-diversified portfolio that seeks long-term growth of capital by investing primarily in common stocks selected for their growth potential, and normally invests at least 50% of its equity assets in medium-sized companies.

Advisor: Janus Capital Corporation

Worldwide Growth Portfolio-Service Shares

A diversified portfolio that seeks long-term growth of capital in a manner consistent with the preservation of capital by investing primarily in common stocks of companies of any size throughout the world. International investing may present special risks, including currency fluctuations and social and political developments.

Advisor: Janus Capital Corporation

Balanced Portfolio-Service Shares

A diversified portfolio that seeks long-term capital growth, consistent with preservation of capital and balanced by current income. The Portfolio normally invests 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential. The Portfolio will normally invest at least 25% of its assets in fixed-income securities.

Advisor: Janus Capital Corporation

Growth Portfolio-Service Shares

A diversified portfolio that seeks long-term growth of capital in a manner consistent with the preservation of capital by investing primarily in common stocks selected for their growth potential. Although the Portfolio can invest in companies of any size, it generally invests in larger, more established companies.

Advisor: Janus Capital Corporation

International Growth Portfolio-Service Shares

A diversified portfolio that seeks long-term growth of capital by investing at least 65% of its total assets in securities from at least five different countries excluding the United States. International investing may present special risks, including currency fluctuations and social and political developments.

Advisor: Janus Capital Corporation

Capital Appreciation Portfolio-Service Shares

A non-diversified portfolio that seeks long-term growth of capital by investing primarily in common stocks selected for their growth potential. The Portfolio may invest in companies of any size, from larger, well-established companies to smaller, emerging growth companies.

Dreyfus Portfolios
Advisor: The Dreyfus Corporation Sub-Advisor: Fayez Sarofim & Co.

Dreyfus Variable Investment Fund- Appreciation Portfolio

The Appreciation Portfolio seeks to provide long-term capital growth consistent with the preservation of capital. Current income is a secondary goal. It seeks to achieve its goals by investing in common stocks, focusing on "blue chip" companies with total market values of more than $5 billion at the time of purchase.

Advisor: The Dreyfus Corporation

Dreyfus Variable Investment Fund-Money Market Portfolio

The Money Market Portfolio seeks to provide as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. This Portfolio invests in a diversified portfolio of high quality short-term debt securities. An investment in the Money Market Portfolio is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Portfolio.

Advisor: The Dreyfus Corporation

Dreyfus Variable Investment Fund-Growth and Income Portfolio

The Growth and Income Portfolio seeks long-term capital growth, current income and growth of income, consistent with reasonable investment risk. This Portfolio invests in stocks, bonds and money market instruments of domestic and foreign issuers.

Advisor: The Dreyfus Corporation

Dreyfus Variable Investment Fund-Small Cap Portfolio

The Small Cap Portfolio seeks to maximize capital appreciation. This Portfolio primarily invests in small-cap companies with total market capitalizations of less than $2 billion at the time of purchase. The portfolio may continue to hold the securities of companies as their market capitalizations grow and thus, at any given time, a substantial portion of the portfolio's holdings may have market capitalizations in excess of $2 billion. The investments may include common stocks, preferred stocks and convertible securities, including those issued in initial public offerings.

Advisor: The Dreyfus Corporation Sub-Advisor: NCM Capital Management Group, Inc.

The Dreyfus Socially Responsible Growth Fund, Inc.

The Dreyfus Socially Responsible Growth Fund, Inc. seeks to provide capital growth with current income as a secondary goal. To pursue these goals, the Fund invests primarily in common stock of companies that, in the opinion of the Fund's management, meet traditional investment standards, and conduct their business in a manner that contributes to the enhancement of the quality of life in America.

Advisor: The Dreyfus Corporation Index Manager: Mellon Equity Associates (an affiliate of Dreyfus)

Dreyfus Stock Index Fund

The Dreyfus Stock Index Fund seeks to match the total return of the Standard & Poor's 500 Composite Stock Price Index. To pursue this goal, the Fund generally invests in all 500 stocks in the S&P 500® in proportion to their weighting in the index. The Fund is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the Fund.

Strong Portfolios
Advisor: Strong Investments

Strong Opportunity Fund II, Inc.

The investment objective of the Strong Opportunity Fund II is to seek capital growth. It currently emphasizes medium-sized companies that the advisor believes are under-researched and attractively valued.

Advisor: Strong Investments

Strong Variable Insurance Funds, Inc.-Strong Mid Cap Growth Fund II

The investment objective of the Strong Mid Cap Growth Fund II is to seek capital growth. It invests primarily in equity securities that the Fund's managing advisor believes have above-average growth prospects.

INVESCO Variable Investment Funds, Inc.
Advisor: INVESCO Funds Group, Inc.

INVESCO VIF -Equity Income Fund

The Fund seeks to make an investment grow. The primary goal of the INVESCO VIF-Equity Income Fund is to provide high total return through both growth and current income. The Portfolio normally invests in dividend paying common and preferred stocks.

Advisor: INVESCO Funds Group, Inc.

INVESCO VIF -High Yield Fund

The investment objective of the INVESCO VIF-High Yield Fund is to seek a high level of current income by investing substantially all of its assets in debt securities. The Portfolio pursues its investment objective through investment in a diversified portfolio of junk bonds and preferred stock with medium to lower credit ratings. Potential capital appreciation is a factor in the selection of investments, but is secondary to the Portfolio's primary objective. For further discussion of the risks associated with investment in lower rated bonds, please see the attached INVESCO Variable Investment Funds, Inc. prospectus.

Advisor: INVESCO Funds Group, Inc.

INVESCO VIF-Health Sciences Fund

The Fund seeks to make an investment grow. The Fund primarily invests in strongly managed, innovative health care companies, blending well-established firms with faster-growing, more dynamic health care businesses. These industries include biotechnology pharmaceuticals, medical devices and supplies, and health care services. Within these industries, the Fund focuses on the market leaders that are well positioned to leverage demographic and innovative trends.

Advisor: INVESCO Funds Group, Inc.

INVESCO VIF -Dynamics Fund

The Fund seeks to make an investment grow. The Fund primarily invests in common stocks of rapidly growing mid-sized companies, with market capitalizations generally between $2 billion and $15 billion at the time of purchase. The Fund invests in a blend of leading, high-quality growth companies and higher-risk, accelerating-growth companies. The latter are driven by product cycles, favorable sector conditions or other company-specific factors expected to produce rapid sales and earnings growth.

Advisor: INVESCO Funds Group, Inc.

INVESCO VIF-Financial Services Fund

The Fund seeks to make an investment grow. The Fund invests primarily in financial services stocks, particularly those that are increasing their revenue streams along with their earnings. The portfolio focuses on market-driven companies with superior technology to deliver products and services that match their customers' needs. The Fund concentrates on banks, insurance companies, investment and other financial service firms.

Advisor: INVESCO Funds Group, Inc

INVESCO VIF-Small Company Growth Fund

The Fund seeks to make your investment grow. The Fund invests primarily in small-capitalization companies -those with market capitalizations of $2 billion or less at the time of purchase. The Fund invests primarily in equity securities that have earnings which may be expected to grow faster than the U.S. economy in general or offer the potential for accelerated earnings growth due to rapid growth of sales, new products, management changes, and/or structural changes in the economy.

PBHG Insurance Series Fund
Advisor: Pilgrim Baxter & Associates, Ltd.

PBHG Growth II Portfolio

The investment objective of the PBHG Growth II Portfolio is to seek capital appreciation. The Portfolio invests primarily in growth securities, such as common stocks, of small and medium sized companies (market capitalization or annual revenues between $500 million and $10 billion) that, in the Advisor's opinion, have strong business momentum, earnings growth and potential for significant capital appreciation.

Advisor: Pilgrim Baxter & Associates, Ltd.

PBHG Large Cap Growth Portfolio

The investment objective of the PBHG Large Cap Growth Portfolio is to seek long-term growth of capital. The Portfolio invests primarily in growth securities, such as common stocks of large capitalization companies (market capitalization in excess of $1 billion) that, in the Advisor's opinion, have strong business momentum, growth in earnings and potential for capital appreciation.

Advisor: Pilgrim Baxter & Associates, Ltd.

PBHG Technology & Communications Portfolio

The investment objective of the PBHG Technology & Communications Portfolio is to seek long-term growth of capital. Current income is incidental to the Portfolio's objective. The Portfolio, a non-diversified fund, invests primarily in common stocks of companies doing business in the Technology and Communications sectors of the market. The Portfolio is concentrated which means it will invest 25% or more of its total assets in the groups of the industries within these sectors.

Advisor: Pilgrim Baxter & Associates, Ltd. Sub-Advisor: Pilgrim Baxter Value Investors, Inc.

PBHG Select Value Portfolio

The investment objective of the PBHG Select Value Portfolio is to seek long-term growth of capital and income. Income is a secondary objective. The Portfolio invests primarily in value securities, such as common stocks, of no more than 30 companies with large market capitalizations (market capitalization in excess of $1 billion) that, in the Advisor's and Sub-Advisor's opinion, are currently under priced using certain financial measurements, such as their price-to-earnings ratios, dividend income potential and earnings power.

Advisor: Pilgrim Baxter & Associates, Ltd. Sub-Advisor: Pilgrim Baxter Value Investors, Inc.

PBHG Mid-Cap Value Portfolio

The investment objective of PBHG Mid-Cap Value Portfolio is to seek to provide investors with above-average total return over a 3 to 5 year market cycle, consistent with reasonable risk. The Portfolio invests primarily in value securities, such as common stocks, issued by companies with market capitalizations within the range of the S&P Mid-Cap® 400 Index that, in the Advisor's and Sub-Advisor's opinion, are currently under priced using certain financial measurements, such as their price-to-earnings ratios, dividend income potential and earnings power.

The Universal Institutional Funds, Inc.
Advisor: Miller Anderson & Sherrerd, LLP (an indirect wholly owned subsidiary of Morgan Stanley Dean Witter & Co.)

Mid Cap Value Portfolio

The investment objective of the Mid Cap Value Portfolio is to seek above-average total return over a market cycle of three to five years by investing primarily in common stocks of companies with capitalizations in the range of companies included in the S&P MidCap 400 Index (currently $500 million to $6 billion). The Portfolio purchases stocks that typically do not pay dividends. The Advisor analyzes securities to identify stocks that are undervalued, and measures the relative attractiveness of the Portfolio's current holdings against potential purchases.

Advisor: Miller Anderson & Sherrerd, LLP (an indirect wholly owned subsidiary of Morgan Stanley Dean Witter & Co.)

Value Portfolio

The investment objective of the Value Portfolio is to seek above-average total return over a market cycle of three to five years by investing primarily in common stocks of companies with equity capitalizations greater than $2.5 billion. The Portfolio focuses on stocks that are undervalued in comparison with the stock market as a whole, as measured by the S&P 500 Index. The Portfolio may purchase stocks that do not pay dividends; and it may invest, to a limited extent, in foreign equity securities.

Advisor: Miller Anderson & Sherrerd, LLP (an indirect wholly owned subsidiary of Morgan Stanley Dean Witter & Co.)

Fixed Income Portfolio

The investment objective of the Fixed Income Portfolio is to seek above-average total return over a market cycle of three to five years by investing primarily in a diversified mix of dollar-denominated investment grade fixed income securities, particularly U.S. Government, corporate and mortgage securities. The Portfolio ordinarily will maintain an average weighted maturity in excess of five years. The Portfolio may invest opportunistically in non-dollar-denominated securities and below investment grade securities.

Advisor: Morgan Stanley Asset Management (a wholly owned subsidiary of Morgan Stanley Dean Witter & Co.)

U.S. Real Estate Portfolio

The investment objective of the U.S. Real Estate Portfolio is to seek above-average current income and long-term capital appreciation by investing primarily in equity securities of U.S. and non-U.S. companies engaged in the U.S. real estate industry, including Real Estate Investment Trusts (REITs).

Additions, Deletions, or Substitutions

The Company may add or delete Subaccounts at any time, or may substitute one Portfolio for another, at any time. The Company does not guarantee that any of the Subaccounts or any of the Portfolios will always be available for allocation of purchase payments or transfers. In the event of any substitution or change, the Company may make such changes in the Contract as may be necessary or appropriate to reflect such substitution or change.

Additions, deletions or substitutions of Subaccounts or Portfolios may be due to an investment decision by the Company, or due to an event not within the Company's control, such as liquidation of a Portfolio or an irreconcilable conflict of interest between the Separate Account and another insurance company which offers a Portfolio. The Portfolio prospectuses describe the possibility of material conflict of interest in greater detail.

If the Company eliminates a Subaccount or substitutes the shares of another investment company for the shares of any Portfolio, the Company will first obtain approval of the Securities and Exchange Commission to the extent required by the Investment Company Act of 1940, as amended ("1940 Act"), or other applicable law. The Company will also notify owners before it eliminates a Subaccount or substitutes a Portfolio.

New Subaccounts may be established when, in the sole discretion of the Company, marketing, tax, investment or other conditions so warrant. Any new Subaccounts may be made available to existing owners on a basis to be determined by the Company.

If deemed to be in the best interests of persons having voting rights under the Contracts, the Separate Account may be operated as a management company under the 1940 Act or any other form permitted by law, may be de-registered under the 1940 Act in the event such registration is no longer required, or may be combined with one or more separate accounts.

Voting Rights

To the extent required by law, all Portfolio shares held in the Separate Account will be voted by the Company at regular and special shareholder meetings of the respective Portfolios in accordance with instructions received from persons having voting interests in the corresponding Subaccount. During the Accumulation Period, the Company will vote Portfolio shares according to instructions of owners, unless the Company is permitted to vote shares in its own right.

The number of votes that an owner may vote will be calculated separately for each Subaccount. The number will be determined by applying the owner's percentage interest, if any, in a particular Subaccount to the total number of votes attributable to that Subaccount.

The owner's percentage interest and the total number of votes will be determined as of the record date established by that Portfolio for voting purposes. Voting instructions will be solicited by written communication in accordance with procedures established by the respective Portfolios.

The Company will vote or abstain from voting shares for which it receives no timely instructions and shares it holds as to which owners have no beneficial interest (including shares held by the Company as reserves for benefit payments*). The Company will vote or abstain from voting such shares in proportion to the voting instructions it receives from owners of all Contracts participating in the Subaccount.

Each person or entity having a voting interest in a Subaccount will receive proxy material, reports and other material relating to the appropriate Portfolio. The Portfolios are not required to hold annual or other regular meetings of shareholders.

*Neither the owner nor payee has any interest in the Separate Account during the Benefit Payment Period. Benefit Units are merely a measure of the amount of the payment the Company is obligated to pay on each payment date.

ANNUITY INVESTORS LIFE INSURANCE COMPANY®

Annuity Investors Life Insurance Company® (the "Company") is a stock life insurance company. It was incorporated under the laws of the State of Ohio in 1981. The Company is principally engaged in the sale of variable and fixed annuity policies. The home office of the Company is located at 580 Walnut Street, Cincinnati, Ohio 45202.

The Company is a wholly owned subsidiary of Great American Life Insurance Company® which is a wholly owned subsidiary of Great American Financial Resources, Inc. ("GAFRI") a publicly traded insurance holding company (NYSE: GFR). GAFRI is in turn indirectly controlled by American Financial Group, Inc., a publicly traded holding company (NYSE: AFG).

The Company may from time to time publish in advertisements, sales literature and reports to owners the ratings and other information assigned to it by one or more independent rating organizations such as A.M. Best Company, Standard & Poor's, and Duff & Phelps. The purpose of the ratings is to reflect the financial strength and/or claims-paying ability of the Company. Each year A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect A.M. Best Company's opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Ratings of the Company do not reflect the investment performance of the Separate Account or the degree of risk associated with an investment in the Separate Account.

THE SEPARATE ACCOUNT

Annuity Investors® Variable Account C was established by the Company as an insurance company separate account under the laws of the State of Ohio on November 7, 2001 pursuant to resolution of the Company's Board of Directors. The Separate Account is registered with the Securities and Exchange Commission under the 1940 Act as a unit investment trust. However, the Securities and Exchange Commission does not supervise the management or the investment practices or policies of the Separate Account.

The assets of the Separate Account are owned by the Company, but they are held separately from the other assets of the Company. Under Ohio law, the assets of a separate account are not chargeable with liabilities incurred in any other business operation of the Company. Income, gains and losses incurred on the assets in the Separate Account, whether realized or not, are credited to or charged against the Separate Account, without regard to other income, gains or losses of the Company. Therefore, the investment performance of the Separate Account is entirely independent of the investment performance of the Company's general account assets or any other separate account maintained by the Company. The assets of the Separate Account will be held for the exclusive benefit of owners of, and the persons entitled to payment under, the Contracts offered by this prospectus and all other contracts supported by the Separate Account.

GREAT AMERICAN ADVISORSSM, INC.

Great American AdvisorsSM, Inc. ("GAA"), an affiliate of the Company, is the principal underwriter and distributor of the Contracts. GAA is a wholly owned subsidiary of GAFRI. GAA is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Its principal offices are located at 525 Vine Street, Cincinnati, Ohio 45202. The Company pays GAA for acting as underwriter according to the terms of a distribution agreement.

GAA sells Contracts through its registered representatives. In addition, GAA may enter into sales agreements with other broker-dealers to solicit applications for the Contracts through their registered representatives. These broker-dealers are registered with the Securities and Exchange Commission and are members of the NASD. All registered representatives who sell the Contracts are appointed by the Company as insurance agents and are authorized under applicable state insurance regulations to sell variable annuities.

The Company or GAA may pay commissions to registered representatives of GAA and other broker-dealers of up to 8.5% of purchase payments made under the Contracts. These commissions are reduced for Contracts issued to owners over age 80. When permitted by state law and in exchange for lower initial commissions, GAA and/or the Company may pay trail commissions to registered representatives of GAA and to other broker-dealers. Trail commissions are not expected to exceed 1% of the Account Value of a Contract on an annual basis. To the extent permitted under current law, the Company and/or GAA may pay production, persistency and managerial bonuses as well as other promotional incentives, in cash or other compensation, to registered representatives of GAA and/or other broker-dealers.

CHARGES AND DEDUCTIONS

Charges and Deductions By the Company

There are two types of charges and deductions by the Company. There are charges assessed to the Contract, which are reflected in the Account Value of the Contract, but not in Accumulation Unit Values (or Benefit Unit Values). These charges are the contingent deferred sales charge, the annual contract maintenance fee, premium taxes (where applicable) and transfer fees. There are also charges assessed pro rata against the Separate Account. These charges are reflected in the Accumulation Unit Values (and Benefit Unit Values) of the Subaccounts. These charges are the mortality and expense risk charge, the administration charge, and the charges for any optional riders you select.

Except as described below, the Company will never charge more to a Contract than the fees and charges described even if its actual expenses exceed the total fees and charges collected. If the fees and charges collected by the Company exceed the actual expenses it incurs, the excess will be profit to the Company and will not be returned to owners.

The Company reserves the right to increase the amount of the transfer fee in the future, and/or to charge fees for the automatic transfer programs described in the Transfers section of this prospectus, and/or for the systematic withdrawal program described in the Surrenders section of this prospectus, if in the Company's discretion, it determines such charges are necessary to offset the costs of administering transfers or systematic withdrawals.

Contingent Deferred Sales Charge ("CDSC")
Purpose of Charge	Offset expenses incurred by the Company in the sale of the Contracts, including commissions paid and costs of sales literature.
Amount of Charge	Up to 7% of each purchase payment, depending on the number of years elapsed since receipt of the purchase payment.

Number of full years elapsed between date of receipt of purchase payment and date request for surrender received	0	1	2	3	4	5	6	7 or more
CDSC as a percentage of purchase payment surrendered	7%	7%	7%	6%	5%	4%	2%	0%

When Assessed	On partial or full surrenders of purchase payments during the Accumulation Period.
Assessed Against What	Purchase payments only, not earnings. See the Surrenders section of this prospectus for information on order of withdrawal of purchase payments and earnings.
Waivers
  Free withdrawal privilege. See the Surrenders section for information.
  In the Company's discretion where the Company incurs reduced sales and servicing expenses.
  If the Contract is issued with a tax sheltered annuity endorsement: (i) upon separation from service if owner has attained age 55 and the Contract has been in force for at least seven years; or (ii) after the Contract has been in force fifteen years or more.
  Long term care waiver rider. See the Surrenders section for information.
  If the Social Security Administration determines after the Contract is issued that the owner is "disabled" as that term is defined in the Social Security Act of 1935, as amended.
  If the spouse becomes successor owner. See the Account Value section for information.
  Where required to satisfy state law.

Contract Maintenance Fee
Purpose of Charge	Offset expenses incurred in issuing the Contracts and in maintaining the Contracts and the Separate Account.
Amount of Charge	$30.00 per year.
When Assessed

During the Accumulation Period the charge is deducted on each anniversary of the effective date of the Contract, and at time of full surrender. During the Benefit Payment Period a pro rata portion of the charge is deducted from each benefit payment.

Assessed Against What

Amounts invested in the Subaccounts and Fixed Account options. During the Accumulation Period, the charge is deducted pro rata from the Subaccounts and Fixed Account options in which the Contract has an interest on the date of the charge. During the Benefit Payment Period, a pro rata portion of the annual charge is deducted from each benefit payment.

Waivers

  During the Accumulation Period if the Account Value is at least $40,000 on the date of the charge.

  During the Benefit Payment Period if the amount applied to the annuity benefit is at least $40,000.

  If the Contract is issued with a tax sheltered annuity endorsement.

  In the Company's discretion where the Company incurs reduced sales and servicing expenses.

  During the Benefit Payment Period where required to satisfy state law.

Transfer Fee
Purpose of Charge	Offset cost incurred in administering the Contracts.
Amount of Charge

$25 for each transfer in excess of 12 in any contract year. The Company reserves the right to change the amount of this charge, or the number of transfers which can be made without incurring the charge at any time.

When Assessed	During the Accumulation Period.
Assessed Against What	Deducted from amount transferred.
Waivers

Currently, the transfer fee does not apply to transfers associated with the dollar cost averaging, interest sweep and portfolio re-balancing programs. Transfers associated with these programs do not count toward the free transfers permitted in a contract year. The Company reserves the right to eliminate this waiver at any time.

Administration Charge
Purpose of Charge	Offset expenses incurred in administering the Contracts and the Separate Account.
Amount of Charge	Daily charge equal to 0.000411% of the daily Net Asset Value for each Subaccount, which corresponds to an annual effective rate of 0.15%.
When Assessed	During the Accumulation Period and during the Benefit Payment Period if a variable dollar benefit is elected.
Assessed Against What	Amounts invested in the Subaccounts. Not assessed against the Fixed Account options.
Waivers	May be waived or reduced in the Company's discretion where the Company incurs reduced sales and servicing expenses.

Mortality and Expense Risk Charge
Purpose of Charge

Compensation for bearing certain mortality and expense risks under the Contract. Mortality risks arise from the Company's obligation to pay benefit payments during the Benefit Payment Period and to pay the death benefit. The expense risk assumed by the Company is the risk that the Company's actual expenses in administering the Contracts and the Separate Account will exceed the amount recovered through the contract maintenance fees, transfer fees and administration charges.

Amount of Charge

Daily charge equal to 0.003403% of the daily Net Asset Value for each Subaccount, which corresponds to an effective annual rate of 1.25%. The Company estimates that the mortality risk component of this charge is 0.75% and the expense risk component is 0.50%. Contracts with the 1.25% mortality and expense risk charge are referred to as "Standard Contracts."

For contracts with the optional Enhanced Death Benefit Amount, a daily charge equal to 0.003674% of the daily Net Asset Value for each Subaccount if issued to an owner age 65 and younger, or 0.004079% of the daily Net Asset Value for each Subaccount if issued to an owner over age 65 but under age 79, which correspond to an effective annual rate of 1.35% or 1.50%, respectively. The Company estimates that the mortality risk component of these charges is 0.85% or 1.00%, respectively, and that the expense risk component remains at 0.50%. Contracts with the optional Enhanced Death Benefit Amount are referred to as "Optional Death Benefit Contracts."

When Assessed	During the Accumulation Period, and during the Benefit Payment Period if a variable dollar benefit is elected.
Assessed Against What	Amounts invested in the Subaccounts. Not assessed against the Fixed Account options.
Waivers	None.
[Information regarding charges for other optional riders will be added by pre-effective amendment.]

Premium Taxes

Certain state and local governments impose premium taxes. These taxes currently range up to 5.0% depending upon the jurisdiction. The Company will deduct any applicable premium taxes from the Account Value either upon death, surrender, annuitization, or at the time purchase payments are made, but no earlier than when the Company incurs a tax liability under state law.

Discretionary Waivers of Charges

The Company will look at the following factors to determine if it will waive a charge, in part or in full, due to reduced sales and servicing expenses: (1) the total amount of purchase payments to be received; and (2) any prior or existing relationship with the Company. The Company would expect to incur reduced sales and servicing expenses in connection with Contracts offered to employees of the Company, its subsidiaries and/or affiliates. There may be other circumstances, of which the Company is not presently aware, which could result in reduced sales and servicing expenses. In no event will the Company waive a charge where such waiver would be unfairly discriminatory to any person.

Expenses of the Portfolios

In addition to charges and deductions by the Company, there are Portfolio management fees and administration expenses which are described in the prospectus and Statement of Additional Information for each Portfolio. The actual Portfolio fees and expenses for the prior calendar year are included in the Fee Table of this prospectus. Portfolio expenses, like Separate Account expenses, are reflected in Accumulation Unit Values (or Benefit Unit Values).

THE CONTRACTS

Each Contract is an agreement between the Company and the owner. Values, benefits and charges are calculated separately for each Contract.

Because the Company is subject to the insurance laws and regulations of all the jurisdictions where it is licensed to operate, the availability of certain Contract rights and provisions in a given State may depend on that State's approval of the Contracts. Where required by state law or regulation, the Contracts will be modified accordingly.

Right to Cancel

The owner of an individual Contract may cancel it before midnight of the tenth day following the date the owner receives the Contract. For a valid cancellation, the Contract must be returned to the Company, and written notice of cancellation must be given to the Company, or to the agent who sold the Contract, by that deadline. If mailed, the return of the Contract or the notice is effective on the date it is postmarked, with the proper address and with postage paid. If the owner cancels the Contract, the Contract will be void and the Company will refund the purchase payment(s) paid for it plus or minus any investment gains or losses under the Contract as of the end of the Valuation Period during which the returned Contract is received by the Company. When required by state or federal law, the Company will return the purchase payments without any investment gain or loss, during all or part of the right to cancel period. When required by state law, the right to cancel period may be longer than 10 days. During the "Right to Cancel" period specified on the first page of the Contract, we reserve the right to allocate all purchase payments to either the Fixed Accumulation Account or a money market Subaccount. If we exercise this right, we will allocate the Account Value as of the end of the "Right to Cancel" period to the Fixed Account options and/or to the Subaccounts in the percentages that you instructed.

Persons With Rights Under a Contract

Owner: The owner is the person with authority to exercise rights and receive benefits under the Contract (e.g., make allocations among investment options, elect a settlement option, designate the annuitant, beneficiary and payee). An owner must ordinarily be a natural person, or a trust or other legal entity holding a contract for the benefit of a natural person. Ownership of a non-tax-qualified Contract may be transferred, but transfer may have adverse tax consequences. Ownership of a tax-qualified Contract may not be transferred. Unless otherwise elected or required by law, a transfer of ownership will not automatically cancel a designation of an Annuitant or Beneficiary or any settlement options election previously made.

Joint Owners: There may be joint owners of a non-tax-qualified Contract. Joint owners may each exercise transfer rights and make purchase payment allocations independently. All other rights must be exercised by joint action. A surviving joint owner who is not the spouse of a deceased owner may not become a successor owner, but will be deemed to be the beneficiary of the death benefit which becomes payable on the death of the first owner to die, regardless of any beneficiary designation.

Successor Owner: The surviving spouse of a deceased owner may become a successor owner if the surviving spouse was either the joint owner or sole surviving beneficiary under the Contract. In order for a spouse to become a successor owner, the owner must make an election prior to the owner's death, or the surviving spouse must make an election within one year of the owner's death.

Annuitant: The annuitant is the person whose life is the measuring life for life contingent annuity benefit payments. The annuitant must be the same person as the owner under a tax-qualified Contract. The owner may designate or change an annuitant under a non-tax-qualified Contract. Unless otherwise elected or required by law, a change of annuitant will not automatically cancel a designation of a Beneficiary or any settlement option election previously made.

Beneficiary: The person entitled to receive the death benefit. The owner may designate or change the beneficiary, except that a surviving joint owner will be deemed to be the beneficiary regardless of any designation. Unless otherwise elected or required by law, a change of beneficiary will not automatically cancel a designation of any Annuitant or any settlement option election previously made. If no beneficiary is designated, and there is no surviving joint owner, the owner's estate will be the beneficiary. The beneficiary will be the measuring life for life contingent death benefit payments.

Payee: Under a tax-qualified Contract, the owner-annuitant is the payee of annuity benefits. Under a non-tax-qualified Contract, the owner may designate the payee of annuity benefits. Irrevocable naming of a payee other than the owner can have adverse tax consequences. The beneficiary is the payee of the death benefit.

Assignee: Under a tax-qualified Contract, assignment is not permitted. The owner of a non-tax-qualified Contract may assign most of his/her rights or benefits under a Contract. Assignment of rights or benefits may have adverse tax consequences.

ACCUMULATION PERIOD

Each Contract allows for an Accumulation Period during which purchase payments are invested according to the owner's instructions. During the Accumulation Period, the owner can control the allocation of investments through telephone or electronic transfers or through the following investment programs offered by the Company: dollar cost averaging, portfolio re-balancing and interest sweep. These programs and telephone and electronic transfer procedures are described in the Transfers section of this prospectus. The owner can access the Account Value during the Accumulation Period through surrenders, systematic withdrawal, or contract loans if available. These withdrawal features are described more fully in the Surrenders and Contract Loans sections of this prospectus.

Account Statements

During the Accumulation Period, the Company will provide a report of the Contract's Account Value, and any other information required by law, at least once each contract year. The Company will confirm receipt of any regularly scheduled purchase payments made after the initial purchase payment in quarterly statements of account activity. Owners at a shared address that are currently receiving one prospectus or shareholder report per household may receive separate prospectus or shareholder reports by contacting the Company at 1-800-789-6771.

Account Value

The value of a Contract during the Accumulation Period is referred to as the "Account Value." The Account Value at any given time is the sum of (1) the value of the owner's interest in the fixed investment options as of that time; and (2) the value of the owner's interest in the Subaccounts as of that time. The value of the owner's interest in the Subaccounts at any time is equal to the sum of the number of Accumulation Units for each Subaccount attributable to that Contract multiplied by the Accumulation Unit Value for the applicable Subaccount at the end of that Valuation Period. The Account Value at any time is net of any charges, deductions, surrenders, and/or outstanding loans incurred prior to or as of the end of that Valuation Period.

Accumulation Units

Amounts allocated or transferred to a Subaccount are converted into Accumulation Units. The number of Accumulation Units credited is determined by dividing the dollar amount directed to the Subaccount by the Accumulation Unit Value for that Subaccount as of the end of the Valuation Period in which the amount allocated is received by the Company, or as of the end of the Valuation Period in which the transfer is made.

Accumulation Units will be canceled as of the end of the Valuation Period during which one of the following events giving rise to cancellation occurs:

  transfer from a Subaccount

  full or partial surrender from a Subaccount
  payment of a death benefit
  application of the amounts in a Subaccount to a settlement option deduction of the contract maintenance fee
  deduction of a transfer fee
  deduction of charges for certain optional riders

Stepped-Up Account Value for Successor Owner

If the surviving spouse of a deceased owner becomes a successor owner of the Contract, the Account Value will be stepped-up to equal the death benefit which otherwise would have been payable, as of what would have been the Death Benefit Valuation Date. In addition, contingent deferred sales charges will be waived on the entire stepped-up Account Value as of that date, but will apply to any purchase payments made by the successor owner after that date.

For purposes of determining what would have been the Death Benefit Valuation Date, the election to become successor owner will be deemed to be instructions as to the form of death benefit. The election to become successor owner must be made within one year of the date of the owner's death.

Purchase Payments

Purchase payments may be made at any time during the Accumulation Period. The current restrictions on purchase payment amounts are as follows:
	Tax-Qualified	Non-Tax-Qualified
Minimum initial purchase payment	$2,000	$10,000
Minimum monthly under periodic payment program	$50	Not Applicable
Minimum additional payments	$50	$50
Maximum single purchase payment	$1,000,000* or Company approval	$1,000,000* or Company approval
*The maximum single purchase payment is $500,000 for issue ages 80-85.

The Company reserves the right to increase or decrease the minimum initial purchase payment, or the minimum monthly payment, or the minimum allowable additional purchase payment, or the maximum single purchase payment, at its discretion and at any time, where permitted by law.

Each purchase payment will be applied by the Company to the credit of the owner's account. If the application form is in good order, the Company will apply the initial purchase payment to an account for the owner within two business days of receipt of the purchase payment. If the application form is not in good order, the Company will attempt to get the application form in good order within five business days. If the application form is not in good order at the end of this period, the Company will inform the applicant of the reason for the delay and that the purchase payment will be returned immediately unless the applicant specifically consents to the Company keeping the purchase payment until the application form is in good order. Once the application form is in good order, the initial purchase payment will be applied to the owner's account within two business days. During the "Right to Cancel" period, we reserve the right to allocate all purchase payments to either the Fixed Accumulation Account or a money market Subaccount. If we exercise this right, we will allocate the Account Value as of the end of the "Right to Cancel" period to the Fixed Account options and/or to the Subaccounts in the percentages that you have instructed.

Each additional purchase payment is credited to a Contract as of the Valuation Date on which the Company receives the purchase payment. If the purchase payment is allocated to a Subaccount, it will be applied at the Accumulation Unit Value calculated at the end of the Valuation Period in which that Valuation Date occurs.

Investment Options--Allocations

Purchase payments can be allocated in whole percentages to any of the available Subaccounts or Fixed Account options. See The Portfolios section of this prospectus for a listing and description of the currently available Subaccounts. The currently available Fixed Account options are as follows:

Fixed Accumulation Account Option

Three Year Guaranteed Interest Rate Option

Seven Year Guaranteed Interest Rate Option

The current restrictions on allocations for either tax-qualified or non-tax-qualified Contracts are as follows:
Minimum allocation to any Subaccount	$10
Minimum allocation to Fixed Accumulation Account	$10
Minimum allocation to Three or Seven Year Guaranteed Interest Rate Option or any other Fixed Account guaranteed interest rate option which may be offered	$2,000 No amounts may be allocated to any guarantee period option which would extend beyond the owner's 85th birthday or 5 years after the effective date of the Contract, if later.
Allocation during right to cancel period

No current restrictions, but the Company reserves the right to require that purchase payment(s) be allocated to the money market Subaccount or to the Fixed Accumulation account option during the right to cancel period.

Interests in the Fixed Account options are not securities and are not registered with the Securities and Exchange Commission. Amounts allocated to the Fixed Account options will receive a stated rate of interest of at least 3% per year. Amounts allocated to the Fixed Account options and interest credited to the Fixed Account options are guaranteed by the Company. Interests in the Subaccounts are securities registered with the Securities and Exchange Commission. The owner bears the risk of investment gain or loss on amounts allocated to the Subaccounts.

Principal Guarantee Program

An owner may elect to have the Company allocate a portion of a purchase payment to the Seven Year Guaranteed Interest Rate Option such that, at the end of the seven year guarantee period, that account will grow to an amount equal to the total purchase payment (so long as there are no surrenders or loans from the Contract). The Company determines the portion of the purchase payment that must be allocated to the Seven Year Guaranteed Interest Rate Option such that, based on the interest rate then in effect, that account will grow to equal the full amount of the purchase payment after seven years. The remainder of the purchase payment will be allocated according to the owner's instructions. The minimum purchase payment eligible for the principal guarantee programs is $5,000.

Renewal of Fixed Account Guaranteed Interest Rate Options

At the end of a guarantee period, and for 30 days preceding the end of such guarantee period, the owner may elect to allocate the amount maturing to any of the available investment options under the Contract. If the owner does not make a reallocation election, the amount maturing will be allocated to the guarantee period option with the same number of years as the period expiring, or the next shortest period as may be required to comply with the restriction on allocation to guarantee period options as described in the Investment Options--Allocations section of this prospectus. If a guarantee period is unavailable due to this restriction, the amount maturing will be allocated to the Fixed Accumulation Account option.

Transfers

During the Accumulation Period, an owner may transfer amounts among Subaccounts, among Fixed Account options, and/or between Subaccounts and Fixed Account options.

The current restrictions on transfers for either tax-qualified or non-tax-qualified Contracts are as follows:
Minimum transfer to any Fixed Account guarantee interest rate option	$2,000 No amounts may be transferred to a guarantee period option which would extend beyond the owner's 85th birthday or 5 years after the effective date of the Contract, if later.
Maximum transfer from Fixed Account option other than Fixed Account guaranteed interest rate option which is maturing	During any contract year, 20% of the Fixed Account option's value as of the most recent contract anniversary.
Other restrictions on transfers from Fixed Account options

  May not be made prior to first contract anniversary.

  Amounts transferred from Fixed Account options to Subaccounts may not be transferred back to Fixed Account options for a period of 6 months from the date of the original transfer.

A transfer is effective on the Valuation Date during which the Company receives the request for transfer, and will be processed at the Accumulation Unit Value for the end of the Valuation Period in which that Valuation Date occurs.

Automatic Transfer Programs

During the Accumulation Period, the Company offers the automatic transfer services described below. To enroll in one of these programs, you will need to complete the appropriate authorization form, which you can obtain from the Company by calling 1-800-789-6771.

Currently, the transfer fee does not apply to dollar cost averaging, portfolio re-balancing, or interest sweep transfers, and transfers under these programs will not count toward the twelve transfers permitted under the Contract without a transfer fee. However, the Company reserves the right to impose a fee in such amount as the Company may then determine to be reasonable for participation in automatic transfer programs.
Service	Description	Minimum Account Requirements	Limitations/Notes

Dollar Cost Averaging

There are risks involved in switching between investments available under the Contract. Dollar cost averaging requires regular investments regardless of fluctuating price levels and does not guarantee profits or prevent losses in a declining market. You should consider your financial ability to continue dollar cost averaging transfers through periods of changing price levels.

Automatic transfers from the money market Subaccount to any other Subaccount(s), or from the Fixed Accumulation Account option to any Subaccount(s) other than the money market Subaccount, on a monthly or quarterly basis.

Source of funds must be at least $10,000. Minimum transfer is $500. When balance of source of funds falls below $500, entire balance will be allocated according to dollar cost averaging instructions.

Dollar cost averaging transfers may not be made to any of the Fixed Account options, or to the money market Subaccount. The dollar cost averaging transfers will take place on the last Valuation Date of each calendar month or quarter as requested by the owner.

Portfolio Re-balancing	Automatically transfer amounts among the Subaccounts and the Fixed Accumulation Account option to maintain the percentage allocations selected by the owner.	Minimum Account Value of $10,000.

Transfers will take place on the last Valuation Date of each calendar quarter. Portfolio re-balancing will not be available if the dollar cost averaging program or an interest sweep from the Fixed Accumulation Account option is being utilized.

Interest Sweep	Automatic transfers of the interest from any Fixed Account option(s) to any Subaccount(s).

Balance of each Fixed Account option selected must be at least $5,000. Maximum transfer from each Fixed Account option selected is 20% of such Fixed Account option's value per year. Amounts transferred under the interest sweep program will reduce the 20% maximum transfer amount otherwise allowed.

Interest sweep transfers will take place on the last Valuation Date of each calendar quarter. Interest sweep is not available from the Seven Year Guaranteed Interest Rate Option if the Principal Guarantee Program is selected.

Telephone or Electronic Transfers

An owner may place a request for all or part of the Account Value to be transferred by telephone. Such requests may also be placed electronically. All transfers must be in accordance with the terms of the Contract. Transfer instructions are currently accepted on each Valuation Date between 9:30 a.m. and 4:00 p.m. Eastern Time at 1-800-789-6771 or through the Company's web site at www.commodoreva.com. Once instructions have been accepted, they may not be rescinded; however, new telephone or electronic instructions may be given the following day.

The Company will not be liable for complying with telephone or electronic instructions which the Company reasonably believes to be genuine, or for any loss, damage, cost or expense in acting on such telephone or electronic instructions. The owner or person with the right to control payments will bear the risk of such loss. The Company will employ reasonable procedures to determine that telephone or electronic instructions are genuine. If the Company does not employ such procedures, the Company may be liable for losses due to unauthorized or fraudulent instructions. These procedures may include, among others, tape recording telephone instructions or requiring use of a unique password or other identifying information.

Termination of Transfer Programs

The owner may terminate any of the automatic transfer programs at any time, but must give the Company at least 30 days notice to make any other change to any automatic transfer instructions that are in place. Termination and change instructions will be accepted by telephone at 1-800-789-6771. The Company may terminate, suspend or modify any aspect of the transfer programs described above without prior notice to owners, as permitted by applicable law. We would do this if we believe that transfers would have a detrimental effect or would be to the disadvantage of other Contract owners. This may include, but not be limited to, restricting transfers by a market timing firm or any other third party authorized to initiate transfers on behalf of multiple Contract owners. In particular, a pattern of transfers that coincides with a market timing strategy has the potential to have a detrimental effect on Accumulation Unit Values or to Portfolio net asset values. Portfolios may refuse to execute such transfer requests. The Company may not be able to effectuate transfers in such situations. The Company may also impose an annual fee or increase the current annual fee, as applicable, for any of the foregoing services in such amount(s) as the Company may then determine to be reasonable for participation in the service.

Surrenders

An owner may surrender a Contract either in full or in part during the Accumulation Period. A contingent deferred sales charge ("CDSC") may apply on surrender. The restrictions and charges on surrenders are as follows:
	Tax-Qualified	Non-Tax-Qualified
Minimum amount of partial surrender	$500
Minimum remaining Account Value after partial surrender	$500
Amount available for surrender (valued as of end of Valuation Period in which request for surrender is received by the Company)	Account Value subject to tax law restrictions on withdrawals	Account Value
Tax penalty for early withdrawal	Up to 10%* of Account Value before age 591/2
Contract maintenance fee on full surrender	$30 (no CDSC applies to fee)
Contingent deferred sales charge ("CDSC")	Up to 7% of purchase payments
Order of withdrawal for purposes of CDSC (order may be different for tax purposes)	First from purchase payments on "first-in, first-out" basis (CDSC may apply) and then from accumulated earnings (no CDSC applies)
*25% for SIMPLE IRAs in the first two years

A full surrender will terminate the Contract. Partial surrenders are withdrawn proportionally from all Subaccounts and Fixed Account options in which the Contract is invested on the date the Company receives the surrender request, unless the owner requests that the surrender be withdrawn from a specific investment option. A surrender is effective on the Valuation Date during which the Company receives the request for surrender, and will be processed at the Accumulation Unit Value for the end of the Valuation Period in which that Valuation Date occurs. Payment of a surrendered amount may be delayed if the amount surrendered was paid to the Company by a check that has not yet cleared. Surrenders from a Fixed Account option may be delayed for up to six months after receipt of a surrender request as allowed by state law.

Surrenders from the Subaccounts may be delayed during any period the New York Stock Exchange is closed or trading is restricted, or when the Securities and Exchange Commission either: (1) determines that there is an emergency which prevents valuation or disposal of securities held in the Separate Account; or (2) permits a delay in payment for the protection of security holders.

Free Withdrawal Privilege

The Company will waive the CDSC on partial surrenders during the first contract year, on an amount equal to 15% or less of all purchase payments received that have not been previously withdrawn. During the second and succeeding contract years, the Company will waive the CDSC on partial surrenders in an amount equal to 15% or less of the Account Value as of the last contract anniversary. No Free Withdrawal Privilege is available on full surrender of your Contract. We reserve the right to reduce the Account Value by the amount of any Contingent Deferred Sales Charge waived on any partial surrender(s) taken within the six months preceding a request for full surrender. This is in addition to any other applicable deductions.

If the Free Withdrawal Privilege is not exercised during a contract year, it does not carry over to the next contract year.

Long Term Care Waiver Rider

If a Contract is modified by the Long Term Care Waiver Rider, surrenders may be made free of any CDSC if the owner has been confined in a qualifying licensed hospital or long-term care facility for at least 90 days beginning on or after the first contract anniversary. This rider may not be available in all States.

Systematic Withdrawal

During the Accumulation Period, an owner may elect to automatically withdraw money from the Contract. The Account Value must be at least $10,000 in order to make a systematic withdrawal election. The minimum monthly amount that can be withdrawn is $100. Systematic withdrawals will be subject to the contingent deferred sales charge to the extent the amount withdrawn exceeds the free withdrawal privilege. The owner may begin or discontinue systematic withdrawals at any time by request to the Company, but at least 30 days notice must be given to make a change to any systematic withdrawal instructions that are currently in place. The Company reserves the right to discontinue offering systematic withdrawals at any time. Currently, the Company does not charge a fee for systematic withdrawal services. However, the Company reserves the right to impose an annual fee in such amount as the Company may then determine to be reasonable for participation in the systematic withdrawal program.

Before electing a systematic withdrawal program, you should consult with a tax advisor. Systematic withdrawal is similar to annuitization, but will result in different taxation of payments and potentially different amount of total payments over the life of the Contract than if annuitization were elected.

Contract Loans

The Company may make loans to owners of tax-qualified Contracts. Any such loans will be secured with an interest in the Contract, and the collateral for the loan will be moved from the Subaccounts you designate to the Fixed Accumulation Account option and earn a fixed rate of interest applicable to loan collateral. Loan amounts and repayment requirements are subject to provisions of the Internal Revenue Code, and default on a loan will result in a taxable event. You should consult a tax advisor prior to exercising loan privileges. Loan provisions are described in the loan endorsement to the Contract.

A loan, whether or not repaid, will have a permanent effect on the Account Value of a Contract because the collateral cannot be allocated to the Subaccounts or Fixed Account guarantee periods. The longer the loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the investment results are greater than the rate being credited on collateral while the loan is outstanding, the Account Value will not increase as rapidly as it would if no loan were outstanding. If investment results are below that rate, the Account Value will be higher than it would have been if no loan had been outstanding.

Termination

The Company reserves the right to terminate any Contract at any time during the Accumulation Period if the Account Value is less than $500. In that case, the Contract will be involuntarily surrendered and the Company will pay the owner the amount which would be due the owner on a full surrender

BENEFIT PAYMENT PERIOD

Annuity Benefit

An owner may designate the date that annuity payments will begin, and may change the date up to 30 days before annuity payments are scheduled to begin. Unless the Company agrees otherwise, the first day of a Benefit Payment Period in which annuity payments are paid cannot be later than the contract anniversary following the 85th birthday of the eldest owner, or five years after the effective date of the Contract, whichever is later.

The amount applied to a settlement option will be the Account Value as of the end of the Valuation Period immediately proceeding the first day of the Benefit Payment Period. The owner may select any form of settlement option which is currently available. The standard forms of settlement options are described in the Settlement Options section of this prospectus.

If the owner has not previously made an election as to the form of settlement option, the Company will contact the owner to ascertain the form of settlement option to be paid. Available options include a specific fixed dollar benefit payment, a variable dollar benefit payment, or a combination of a variable and fixed dollar benefit payment. If the owner does not select a settlement option, the Company will apply the Account Value pro rata to a combination variable and fixed dollar benefit for the life of the annuitant with 120 monthly payments assured, as described in the Settlement Options section of this prospectus.

Death Benefit

A death benefit will be paid under a Contract if the owner dies during the Accumulation Period. If a surviving spouse becomes a successor owner of the Contract, the death benefit will be paid on the death of the successor owner if he or she dies during the Accumulation Period.

Death Benefit Amount

Unless the owner elected the optional Enhanced Death Benefit Amount (described below), the Death Benefit will equal the greatest of:

  the Account Value on the Death Benefit Valuation Date; or

  the total purchase payments, reduced proportionally for partial surrenders; or

  the largest Account Value on any Contract anniversary before the Death Benefit Valuation Date and prior to age 80, reduced proportionally for subsequent partial surrenders.

The reduction for partial surrenders will be in the same proportion that the Account Value was reduced on the date of the partial surrender.

Optional Enhanced Death Benefit Amount

In states where the Company has received regulatory approval, if an owner purchases a Contract that is issued before his 79th birthday, the owner may elect the optional Enhanced Death Benefit Amount. If elected, the additional charge for this benefit will be included in the mortality and expense risk charge as described in the Charges and Deductions section of the prospectus. This benefit must be elected before the Contract is issued. It cannot be discontinued after the Contract is issued.

The Enhanced Death Benefit Amount will equal the greatest of:

  the Account Value on the Death Benefit Valuation Date;

  the total purchase payments, reduced proportionally for partial surrenders and increased by interest if any, as described below; or

  the largest Account Value on any Contract anniversary before the Death Benefit Valuation Date and prior to age 80, reduced proportionally for subsequent partial surrenders.

Reductions for partial surrenders will be in the same proportion that the Account Value was reduced on the date of the partial surrender. If an owner who has elected the optional Enhanced Death Benefit Amount dies before age 80, interest compounds daily, at an effective annual interest rate of 5%, to the Death Benefit Valuation Date. If the owner dies on or after age 80, interest compounds daily, at an effective annual interest rate of 5%, to the Contract anniversary prior to the 80th birthday.

The death benefit will be allocated among the Subaccounts and Fixed Account options. This allocation will occur as of the Death Benefit Valuation Date. It will be made in the same proportion as the value of each option bears to the total Account Value immediately before that date.

Any applicable premium tax or other taxes not previously deducted, and any outstanding loans, will be deducted from the death benefit amounts described above.

An owner may elect the form of payment of the death benefit at any time before his or her death. The form of payment may be a lump sum, or any available form of settlement option. The standard forms of settlement options are described in the Settlement Options section of this prospectus. If the owner does not make an election as to the form of death benefit, the beneficiary may make an election within one year after the owner's death. If no election as to form of settlement option is made, the Company will apply the death benefit to a fixed dollar benefit for a period certain of 48 months. The first day of the Benefit Payment Period in which a death benefit is paid may not be more than one year after the owner's death; the day a death benefit is paid in a lump sum may not be more than five years after the owner's date of death.

Step Up in Value for Successor Owner

If your spouse becomes the successor owner of the Contract, the Account Value of the contract will be increased, as of the date that would have been the Death Benefit Valuation Date, to equal the amount of the death benefit which would have been payable if your spouse had not become the successor owner of the Contract. If the Account Value is increased under this provision, the Company will deposit the amount of the increase into the Fixed Accumulation Account Option.

If the death benefit which would have been payable is equal to the Account Value as of the date that would have been the Death Benefit Valuation Date, there will be no change in the Account Value of the Contract.

For purposes of determining the date that would have been the Death Benefit Valuation Date, the election to become successor owner will be deemed to be instructions as to the form of death benefit. Therefore, the date that would have been the Death Benefit Valuation Date will be the later of the date we receive Due Proof of Death of the owner, or the date we receive a successor owner election, but never later than one year after the date of death of the owner.

If your spouse becomes the successor owner of the Contract, any Contingent Deferred Sales Charge which would otherwise apply on surrender will be waived, except that if any additional purchase payments are paid by the successor owner, Contingent Deferred Sales Charges will apply as described in this Contract, to those additional purchase payments only.

Settlement Options

When a Contract is annuitized, or when a death benefit is applied to a settlement option, the Account Value or the death benefit, as the case may be, is surrendered to the Company in exchange for a promise to pay a stream of benefit payments for the duration of the settlement option selected. Benefit payments may be calculated and paid: (1) as a variable dollar benefit; (2) as a fixed dollar benefit; or (3) as a combination of both. The stream of payments, whether variable dollar or fixed dollar, is an obligation of the Company's general account. However, only the amount of fixed dollar benefit payments is guaranteed by the Company. The owner (or payee) bears the risk that any variable dollar benefit payment may be less than the initial variable dollar benefit payment, or that it may decline to zero, if Benefit Unit Values for that payment decrease sufficiently. Transfers between a variable dollar benefit and a fixed dollar benefit are not permitted, but transfers of Benefit Units among Subaccounts are permitted once each 12 months after a variable dollar benefit has been paid for at least 12 months. The formulas for transferring Benefit Units among Subaccounts during the Benefit Payment Period are set forth in the Statement of Additional Information.

Form of Settlement Option

The Company will make periodic payments in any form of settlement option that is acceptable to it at the time of an election. The standard forms of settlement options are described below. Payments under any settlement option may be in monthly, quarterly, semi-annual or annual payment intervals. If the amount of any regular payment under the form of settlement option elected would be less than $50, an alternative form of settlement option will have to be elected. The Company, in its discretion, may require benefit payments to be made by direct deposit or wire transfer to the account of a designated payee.

The Company may modify minimum amounts, payment intervals and other terms and conditions at any time without prior notice to owners. If the Company changes the minimum amounts, the Company may change any current or future payment amounts and/or payment intervals to conform with the change. More than one settlement option may be elected if the requirements for each settlement option elected are satisfied. Once payment begins under a settlement option that is contingent on the life of a specified person or persons, the settlement option may not be changed or commuted. Other settlement options may be commuted on a basis acceptable to you and us at the time of the commutation request.

The dollar amount of benefit payments will vary with the frequency of the payment interval and the duration of the payments. Generally, each payment in a stream of payments will be lesser in amount as the frequency of payments increases, or as the length of the payment period increases, because more payments will be paid. For life contingent settlement options, each payment in the stream of payments will generally be lesser in amount as the life expectancy of the annuitant or beneficiary increases because more payments are expected to be paid.

Income for a Fixed Period: The Company will make periodic payments at the beginning of each payment interval for a fixed period of 5 to 30 years. (Payment intervals of 1-4 years are available for death benefit settlement options only.)

Life Annuity with Payments for at Least a Fixed Period: The Company will make periodic payments at the beginning of each payment interval for a fixed period, or until the death of the person on whose life benefit payments are based if he or she lives longer than the fixed period.

Joint and One-Half Survivor Annuity: The Company will make periodic payments at the beginning of each payment interval until the death of the primary person on whose life benefit payments are based; thereafter, the Company will make one-half of the periodic payment until the death of the secondary person on whose life benefit payments are based.

Income for a Fixed Period, Not to Exceed Life Expectancy: The Company will make periodic payments for a fixed period, not to exceed the life expectancy of the person on whose life benefit payments are based, as determined under life expectancy tables compiled by the Office of the Actuary of the Social Security Administration. If this option is elected, the Contract is irrevocable and has no value that can be assigned, surrendered, loaned, commuted or withdrawn. The first payment will be paid as of the last day of the initial payment interval.

Calculation of Fixed Dollar Benefit Payments

Fixed dollar benefit payments are determined by multiplying the amount applied to the fixed dollar benefit (expressed in thousands of dollars and after deduction of any fees and charges, loans, or applicable premium taxes) by the amount of the payment per $1,000 of value which the Company is currently paying for settlement options of that type. This amount is then reduced by a pro rata portion of the contract maintenance fee. Fixed dollar benefit payments will remain level for the duration of the Benefit Payment Period.

The Company guarantees minimum fixed dollar benefit payment factors based on 1983 annuity mortality tables for individuals with interest at 2% per year, compounded annually. For Individual tax-qualified Contracts, the Company uses tables for blended lives (60% female/40% male). For individual non-tax-qualified Contracts, the Company uses tables for male and female lives. Where required by state law, the Company uses blended tables for all Contracts. The minimum monthly payments per $1,000 of value for the Company's standard settlement options are set forth in tables in the Contracts. Upon request, the Company will provide information about minimum monthly payments for ages or fixed periods not shown in the settlement option tables.

Calculation of Variable Dollar Benefit Payments

The first variable dollar benefit payment is the amount it would be if it were a fixed dollar benefit payment calculated at the Company's minimum guaranteed settlement option factors, reduced by a pro rata portion of the contract maintenance fee. This reduction is equal to the amount of the fee divided by the number of payments to be made over a 12-month period.

The amount of each subsequent variable dollar benefit payment will reflect the investment performance of the Subaccount(s) selected and may vary from payment to payment. For example, because the first benefit payment includes a 2% rate of interest, subsequent benefit payments will be less than the first payment if the net investment performance of the applicable Subaccounts is less than 2%. Subsequent benefit payments will be more than the first payment if the net investment performance of the applicable Subaccount(s) is greater than 2%.

The amount of each subsequent payment is the sum of the payment due for each Subaccount selected, less a pro rata portion of the contract maintenance fee, as described above. The payment due for a Subaccount equals the shares for that Subaccount, which are the Benefit Units, times their value, which is the Benefit Unit Value for that Subaccount, as of the end of the fifth Valuation Period preceding the due date of the payment.

The number of Benefit Units for each Subaccount selected is determined by allocating the amount of the first variable dollar benefit payment (before deduction of the pro rata portion of the contract maintenance fee) among the Subaccount(s) selected in the percentages indicated by the owner (or payee). The dollar amount allocated to a Subaccount is divided by the Benefit Unit Value for that Subaccount as of the first day of the Benefit Payment Period. The result is the number of Benefit Units that the Company will pay for that Subaccount at each payment interval. The number of Benefit Units for each Subaccount remains fixed during the Benefit Payment Period, except as a result of any transfers among Subaccounts. An explanation of how Benefit Unit Values are calculated is included in the Glossary of Financial Terms of this prospectus.

FEDERAL TAX MATTERS

This section provides a general description of federal income tax considerations relating to the Contracts. The purchase, holding and transfer of a Contract may have federal estate and gift tax consequences in addition to income tax consequences. Estate and gift taxation is not discussed in this prospectus or in the Statement of Additional Information. State taxation will vary depending on the state in which you reside, and is not discussed in this prospectus or in the Statement of Additional Information.

The tax information provided in the prospectus and Statement of Additional Information should not be used as tax advice. Federal income tax laws are subject to interpretation by the IRS and may be changed by future legislation. You should consult a competent tax advisor to discuss how current tax laws affect your particular situation.

Tax Deferral On Annuities

Internal Revenue Code ("IRC") Section 72 governs taxation of annuities in general. The income earned on a Contract is generally not included in income until it is withdrawn from the Contract. In other words, a Contract is a tax-deferred investment. The Contracts must meet certain requirements in order to qualify for tax-deferred treatment under IRC Section 72. These requirements are discussed in the Statement of Additional Information. In addition, tax deferral is not available for a Contract when the owner is not a natural person unless the Contract is part of a tax-qualified retirement plan or the owner is a mere agent for a natural person.

Tax-Qualified Retirement Plans

Annuities may also qualify for tax-deferred treatment, or serve as a funding vehicle, under other IRC provisions governing tax-qualified retirement plans. These provisions include IRC Sections 403(b) (tax-sheltered annuities), 408 and 408A (individual retirement annuities). Tax-deferral is generally also available under these IRC Sections through the use of a trust or custodial account without the use of an annuity. Please consult your tax advisor. Contributions to a tax-qualified Contract are typically made with pre-tax dollars, while contributions to a non-tax-qualified Contract are typically made from after-tax dollars, though there are exceptions in either case. Tax-qualified Contracts may also be subject to restrictions on withdrawals that do not apply to non-tax-qualified Contracts. These restrictions may be imposed to meet the requirements of the IRC or of an employer plan. Following is a brief description of the types of tax-qualified retirement plans for which the Contracts are generally available.

Individual Retirement Annuities

IRC Sections 219 and 408 permit individuals or their employers to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA". Under applicable limitations, an individual may claim a tax deduction for certain contributions to an IRA. Contributions made to an IRA for an employee under a Simplified Employee Pension (SEP) Plan or Savings Incentive Match Plan for Employees (SIMPLE) established by an employer are not includable in the gross income of the employee. Distributions from an IRA are taxable to the extent that they represent contributions for which a tax deduction was claimed, contributions made under a SEP plan or SIMPLE, or income earned on the Contract.

Roth IRAs

IRC Section 408A permits certain individuals to contribute to a Roth IRA. Contributions to a Roth IRA are not tax-deductible. Contributions may be distributed tax-free at any time. Income earned on the Contract may be distributed tax-free five years or more after the first Roth IRA contribution once the owner attains age 591/2, becomes disabled, or dies, or for qualified first-time homebuyer expenses.

Tax-Sheltered Annuities

IRC Section 403(b) permits contributions to a "Tax-Sheltered Annuity" or "TSA" for the employees of public schools and certain charitable, religious, educational and scientific organizations described in IRC Section 501(c)(3). TSA contributions and Contract earnings are generally not included in the gross income of the employee until the employee receives distributions from the TSA. Amounts attributable to contributions made under a salary reduction agreement cannot be distributed until the employee attains age 591/2, separates from service, becomes disabled, incurs a hardship, or dies.

Texas Optional Retirement Program

The Texas Optional Retirement Program ("ORP") provides for the purchase of IRC Section 403(b) Tax-Sheltered Annuities with fixed employer and employee contributions. Section 830.105 of the Texas Government Code provides that amounts attributable to such contributions cannot be distributed until the employee terminates employment from all Texas public institutions of higher education, retires, attains age 701/2, or dies. Section 830.205 of the Texas Government Code provides that amounts attributable to employer contributions vest after one year of participation. Accordingly, distributions require written certification from the employer of the employee's vesting status and, if the employee is living and under age 701/2, the employee's retirement or other termination from employment.

Summary of Income Tax Rules

The following chart summarizes the basic income tax rules governing tax-qualified and non-tax-qualified Contracts:
	Tax-Qualified Retirement Plans	Basic Non-Tax-Qualified Contracts
Plan Types	IRC Section 403(b) (Tax Sheltered Annuities) IRC Section 408 (IRA, SEP, SIMPLE IRA) IRC Section 408A (Roth IRA)	IRC Section 72 only
Who May Purchase a Contract	Natural person.	Anyone. Non-natural person may purchase but will generally lose tax-deferred status.
Taxation of Surrenders

A pro rata portion of the amount surrendered is tax-free based on ratio of after-tax "investment in the contract" (if any) to the Account Value, and the balance of the amount surrendered is included in taxable income. Usually, 100% of distributions from a tax-qualified retirement plan must be included in taxable income because there were no after-tax contributions and therefore no "investment in the contract."

For Roth IRAs, the amount surrendered is tax-free until all contributions are recovered. Qualified distributions of earnings on the Contract made five years or more after the first Roth IRA contribution may also be tax-free.

The taxable portion of any surrender prior to age 591/2 may be subject to a 10% tax penalty (25% for SIMPLE IRA distribution within first 2 years of participation).

Surrenders from Tax-Sheltered Annuities may be restricted to meet requirements of the Internal Revenue Code or the terms of a retirement plan.

Account Value in excess of "investment in the contract" is included in taxable income. Generally, the "investment in the contract" will equal the sum of all purchase payments less prior non-taxable withdrawals. For tax purposes, surrenders are deemed to come from earnings first, and "investments in the contract" last.

For a Contract purchased as part of an IRC Section 1035 exchange which includes contributions made before August 14, 1982 ("pre-TEFRA contributions") partial withdrawals are not taxable until the pre-TEFRA contributions have been returned.

The taxable portion of any surrender prior to age 591/2 may be subject to a 10% tax penalty.

Taxation of Benefit Payments (annuity benefit payments or death benefit payments)

For fixed dollar benefit payments, a percentage of each payment is tax-free equal to the ratio of the after-tax "investment in the contract" (if any) to the total expected payments, and the balance is included in taxable income. For variable dollar benefit payments, a specific dollar amount of each payment is tax-free, as predetermined by a pro rata formula, rather than a percentage of each payment. In either case, once the after-tax "investment in the contract" has been recovered, the full amount of each benefit payment is included in taxable income. Qualified distributions from a Section 408A Roth IRA made five years or more after the first Roth IRA contribution may be completely tax-free.

The taxable portion of any payments received before age 591/2 may be subject to a 10% tax penalty (25% for SIMPLE IRA payments within first 2 years of participation). Tax penalties do not apply to any payments after the death of the owner.

Taxation of Lump Sum Death Benefit Payment	Taxed to recipient generally in same manner as full surrender. Tax penalties do not apply to death benefit payments.

Assignment of Contract/Transfer of Ownership	Assignment and transfer of ownership generally not permitted.

Generally, deferred earnings become taxable to transferor at time of transfer and transferee receives an "investment in the contract" equal to the Account Value at that time. Gift tax consequences are not discussed herein.

Withholding

Eligible rollover distributions from Tax-Sheltered Annuities subject to 20% mandatory withholding on taxable portion unless direct rollover. For all other payments, payee may elect to have taxes withheld or not.

Generally, payee may elect to have taxes withheld or not.

GLOSSARY OF FINANCIAL TERMS

The following financial terms explain how the variable portion of the Contracts is valued. Read these terms in conjunction with the Definitions section of this prospectus.

Accumulation Unit Value: The initial Accumulation Unit Value for each Subaccount other than the money market Subaccount was set at $10. The initial Accumulation Unit Value for the money market Subaccount was set at $1. The initial Accumulation Unit Value for a Subaccount was established at the inception date of the Separate Account, or on the date the Subaccount was established, if later. The Company establishes distinct Accumulation Unit Values for Contracts with different Separate Account fee structures, as described in the Fee Table.

After the initial Accumulation Unit Value is established, the Accumulation Unit Value for a Subaccount at the end of each Valuation Period is the Accumulation Unit Value at the end of the previous Valuation Period multiplied by the Net Investment Factor for that Subaccount for the current Valuation Period.

A Net Investment Factor of 1 produces no change in the Accumulation Unit Value for that Valuation Period. A Net Investment Factor of more than 1 or less than 1 produces an increase or a decrease, respectively, in the Accumulation Unit Value for that Valuation Period. The Accumulation Unit Value will vary to reflect the investment experience of the applicable Funds.

Benefit Unit Value: The initial Benefit Unit Value for a Subaccount will be set equal to the Accumulation Unit Value for that Subaccount at the end of the first Valuation Period in which a variable dollar benefit is established by the Company. The Company will establish distinct Benefit Unit Values for Contracts with different Separate Account fee structures, as described in the Fee Table.

The Benefit Unit Value for a Subaccount at the end of each Valuation Period after the first is the Benefit Unit Value at the end of the previous Valuation Period multiplied by the Net Investment Factor for that Subaccount for the current Valuation Period, and multiplied by a daily investment factor (0.99994521) for each day in the Valuation Period. The daily investment factor reduces the previous Benefit Unit Value by the daily amount of the assumed interest rate (2% per year, compounded annually) which is already incorporated in the stream of variable dollar benefit payments.

Net Investment Factor: The Net Investment Factor for any Subaccount for any Valuation Period is determined by dividing NAV2 by NAV1 and subtracting a factor representing the mortality and expense risk charge and the administration charge deducted from the Subaccount during that Valuation Period, where:

NAV1 is equal to the Net Asset Value for the Portfolio for the preceding Valuation Period; and

NAV2 is equal to the Net Asset Value for the Portfolio for the current Valuation Period plus the per share amount of any dividend or net capital gain distributions made by the Portfolio during the current Valuation Period, and plus or minus a per share charge or credit if the Company adjusts its tax reserves due to investment operations of the Subaccount or changes in tax law.

In other words, the Net Investment Factor represents the percentage change in the total value of assets invested by the Separate Account in a Portfolio. That percentage is then applied to Accumulation Unit Values and Benefit Unit Values as described in the discussion of those terms in this section of the prospectus.

THE REGISTRATION STATEMENT

The Company filed a Registration Statement with the Securities and Exchange Commission under the Securities Act of 1933 relating to the Contracts offered by this prospectus. This prospectus was filed as a part of the Registration Statement, but it does not constitute the complete Registration Statement. The Registration Statement contains further information relating to the Company and the Contracts. Statements in this prospectus discussing the content of the Contracts and other legal instruments are summaries. The actual documents are filed as exhibits to the Registration Statement. For a complete statement of the terms of the Contracts or any other legal document, refer to the appropriate exhibit to the Registration Statement. The Registration Statement and the exhibits thereto may be inspected and copied at the office of the Securities and Exchange Commission, located at 450 Fifth Street, N.W., Washington, D.C., and may also be accessed at the Securities and Exchange Commission's web site www.sec.gov. The registration number for the Registration Statement is 333-             .

OTHER INFORMATION

Legal Proceedings

The Company and Great American AdvisorsSM, Inc. are involved in various kinds of routine litigation which, in management's judgment, are not of material importance to their assets or the Separate Account. There are no pending legal proceedings against the Separate Account.

STATEMENT OF ADDITIONAL INFORMATION

A Statement of Additional Information is available which contains more details concerning the subjects discussed in this prospectus. The following is the table of contents for the Statement of Additional Information:

Copies of the statement of additional information dated 2002 are available without charge. To request a copy, please clip this coupon on the dotted line below, enter your name and address in the spaces provided, and mail to: Annuity Investors Life Insurance Company®, P.O. Box 5423, Cincinnati, Ohio 45201-5423. You may also call the Company at 1-800-789-6771, or visit us at our web site www.commodoreva.com to request a copy.

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ANNUITY INVESTORS LIFE INSURANCE COMPANY®
ANNUITY INVESTORS® VARIABLE ACCOUNT C
STATEMENT OF ADDITIONAL INFORMATION FOR

Individual Flexible Premium Deferred Annuities

, 2002

This statement of additional information supplements the current prospectus for Individual Flexible Premium Deferred Annuity Contracts (collectively, the "Contracts") offered by Annuity Investors life Insurance Company through Annuity Investors Variable Account C ("Separate Account"). This statement of additional information is not a prospectus and should be read only in conjunction with the prospectus for the applicable Contract. Terms used in the current prospectuses for the Contracts are incorporated in this statement of additional information and have the same meaning as in the prospectuses.

A copy of the prospectus dated ___________, 2002, as supplemented from time to time, may be obtained free of charge by writing to Annuity Investors Life Insurance Company, Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423, or by calling the Company at 1-800-789-6771. If you prefer, you may visit us at our web site, www.commodoreva.com.

TABLE OF CONTENTS
PAGE
ANNUITY INVESTORS LIFE INSURANCE COMPANY®
GENERAL INFORMATION AND HISTORY	3
STATE REGULATIONS	3

SERVICES
SAFEKEEPING OF SEPARATE ACCOUNT ASSETS	3
RECORDS AND REPORTS	3
EXPERTS

DISTRIBUTION OF THE CONTRACTS
CALCULATION OF PERFORMANCE INFORMATION
MONEY MARKET SUBACCOUNT STANDARDIZED YIELD CALCULATION
AVERAGE ANNUAL TOTAL RETURN CALCULATION
CUMULATIVE TOTAL RETURN CALCULATION
OTHER PERFORMANCE MEASURES

BENEFIT UNITS - TRANSFER FORMULAS

FEDERAL TAX MATTERS
TAXATION OF SEPARATE ACCOUNT INCOME
TAX DEFERRAL ON NONQUALIFIED CONTRACTS

FINANCIAL STATEMENTS

ANNUITY INVESTORS LIFE INSURANCE COMPANY®

General Information and History

Annuity Investors Life Insurance Company (the "Company") is a stock life insurance company incorporated under the laws of the State of Ohio in 1981. The Company is principally engaged in the sale of fixed and variable annuity policies.

The Company is a wholly owned subsidiary of Great American Life Insurance Company®, which is a wholly owned subsidiary of Great American Financial Resources, Inc., a publicly traded insurance holding company ("GAFRI") (NYSE: GFR). GAFRI is in turn indirectly controlled by American Financial Group, Inc., a publicly traded holding company (NYSE: AFG).

State Regulations

The Company is subject to the insurance laws and regulations of all the jurisdictions where it is licensed to operate. The availability of certain Contract rights and provisions depends on state approval and/or filing and review processes in each jurisdiction. Where required by law or regulation, the Contracts will be modified accordingly.

SERVICES

Safekeeping of Separate Account Assets

The Company holds title to assets of the Separate Account. The Separate Account assets are segregated from the Company's general account assets. Records are maintained of all purchases and redemptions of Portfolio shares held by each of the Subaccounts.

The Company holds title to assets invested in the fixed account options together with the Company's other general account assets.

Records and Reports

The Company will maintain all records and accounts relating to the fixed account options and the Separate Account. As presently required by the provisions of the Investment Company Act of 1940, as amended ("1940 Act"), and rules and regulations promulgated thereunder which pertain to the Separate Account, reports containing such information as may be required under the 1940 Act or by other applicable law or regulation will be provided to each owner of an individual Contract and to each group Contract owner semiannually at the owner's last known address. If and as permitted by law, we may deliver these and other required documents electronically.

Experts

The financial statements of the Separate Account and the statutory-basis financial statements of the Company at December 31, 2000, and for the year then ended, that appear in this statement of additional information and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon that appear elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

DISTRIBUTION OF THE CONTRACTS

The offering of the Contracts is expected to be continuous. Although the Company does not anticipate discontinuing the offering of the Contracts, the Company reserves the right to discontinue offering any one or more of the Contracts.

CALCULATION OF PERFORMANCE INFORMATION

Money Market Subaccount Standardized Yield Calculation

In accordance with rules and regulations adopted by the Securities and Exchange Commission, the Company computes the Money Market Subaccount's current annualized yield for a seven day period in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the Money Market Portfolio, or on its portfolio securities. This current annualized yield is calculated according to the following formula:

YIELD = (BASE PERIOD RETURN/7)*365

        Where:

        BASE PERIOD RETURN = The percentage (or net) change in the Accumulation Unit Value ("AUV")                                                    for the Money Market over a 7-day period determined as follows:

                                         AUV at end of 7-day period - AUV at beginning of 7-day period
                                                       AUV at beginning of 7-day period

Because the Net Asset Value of the Money Market Portfolio rarely deviates from 1.000000 per unit, the change in the Accumulation Unit Value for the Money Market Subaccount (numerator of the above fraction) is ordinarily attributable exclusively to dividends paid and reinvested over the 7-day period less mortality and expense risk charges deducted from the Subaccount over the 7-day period. Because of the deductions for mortality and expense risk charges, the yield for the Money Market Subaccount of the Separate Account will be lower than the yield for the Money Market Portfolio or any funds vehicle.

The Securities and Exchange Commission also permits the Company to disclose the effective yield of the Money Market Subaccount for the same 7-day period, which is yield determined on a compounded basis. The effective yield will be slightly higher than yield due to this compounding effect, and is calculated according to the following formula:

EFFECTIVE YIELD = [(BASE PERIOD RETURN + 1)365/7] - 1

The yield on amounts held in the Money Market Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields. The Money Market Subaccount's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Money Market Portfolio or substitute funding vehicle, the types and quality of portfolio securities held by the Money Market Portfolio or substitute funding vehicle, and operating expenses.

In addition, the yield figures do not reflect the effect of any contingent deferred sales charges or contract maintenance fees that may be applicable on surrender under any Contract.

Average Annual Total Return Calculation

The Company may from time to time disclose average annual total returns for one or more of the Subaccounts for various periods of time. Average annual total return quotations are computed by finding the average annual compounded rates of return over one-, three-, five- and ten-year periods (or for such period of time as the underlying Subaccount has been available in the Separate Account) that would equal the initial amount invested to the ending redeemable value, according to the following formula:

P (1+T)n = ERV

Where:
P	=	a hypothetical initial payment of $1,000
T	=	average annual total return
n	=	number of years
ERV	=

ending redeemable value at the end of the one-, three-, five- or ten-year period (or fractional portion thereof) of a hypothetical $1,000 payment made at the beginning of the one-, three-, five-or ten-year period

Average annual total return may be presented in either standardized or non-standardized form. Average annual total return data may be either actual return or hypothetical return. It will be hypothetical if it reflects performance for a period of time before the Subaccount commenced operations. The ERV for standardized data reflects the deduction of all recurring fees, such as contract maintenance fees, contingent deferred sales charges, administration charges and mortality and expense risk charges, which are charged to all Contracts of that type. The ERV for non-standardized data reflects the deduction of mortality and expense risk charges and administration charges, but not contract maintenance fees or contingent deferred sales charges. Non-standardized performance data will be advertised only if the requisite standardized performance data is also disclosed.

Cumulative Total Return Calculation

The Company may from time to time disclose cumulative total return for various periods of time. Cumulative total return reflects the performance of a subaccount over the entire period presented. Cumulative total return may be either actual return or hypothetical return. It will be hypothetical if it reflects performance for a period of time before the Subaccount commenced operations. Cumulative total return is calculated using the following formula:

CTR = (ERV/P) - 1

Where:
CTR	=	the cumulative total return net of Subaccount recurring charges, other than the contract maintenance fee, for the period
ERV	=

ending redeemable value at the end of the one-, three-, five-or ten-year period (or fractional portion thereof) of a hypothetical $1,000 payment made at the beginning of the one-, three-, five- or ten-year period

P	=	a hypothetical initial payment of $1,000

Although cumulative total return can be presented in either standardized or non-standardized form, the Company currently advertises only non-standardized cumulative total return, which assumes a contingent deferred sales charge of 0%, and no contract maintenance fee. The contingent deferred sales charge is not reflected because the Contracts are designed as a long-term investment. If reflected, the contingent deferred sales charge would decrease the return shown. Non-standardized cumulative total return can only be advertised if standardized average annual total return is also disclosed.

Other Performance Measures

Any of the Contracts may be compared in advertising materials to certificates of deposit ("CDs") or other investments issued by banks or other depository institutions. Variable annuities differ from bank investments in several respects. For example, variable annuities may offer higher potential returns than CDs. However, unless you have elected to invest in only the fixed account options, the Company does not guarantee your return. Also, none of your investments under the Contract, whether allocated to the fixed account options or to a Subaccount, are FDIC-insured.

Advertising materials for any of the Contracts may, from time to time, address retirement needs and investing for retirement, the usefulness of a tax-qualified retirement plan, saving for college, or other investment goals. Advertising materials for any of the Contracts may discuss, generally, the advantages of investing in a variable annuity and the Contracts' particular features and their desirability and may compare Contract features with those of other issuers. Advertising materials may also include a discussion of the balancing of risk and return in connection with the selection of investment options under the Contracts and investment alternatives generally, as well as a discussion of the risks and attributes associated with the investment options under the Contracts. A description of the tax advantages associated with the Contracts, including the effects of tax-deferral under a variable annuity or retirement plan generally, may be included as well. Advertising materials for any of the Contracts may quote or reprint financial or business publications and periodicals, including model portfolios or allocations as they relate to current economic and political conditions, management and composition of the underlying Portfolios, investment philosophy, investment techniques, and desirability of owning the Contract and other products and services offered by the Company or Great American Advisors, Inc. ("GAA").

The Company or GAA may provide information designed to help individuals understand their investment goals and explore various financial strategies. Such information may include: information about current economic, market and political conditions; materials that describe general principals of investing, such as asset allocation, diversification, dollar cost averaging, risk tolerance and goal setting; questionnaires designed to help create a personal financial profile; worksheets used to project savings needs based on assumed rates of inflation and hypothetical rates of return; and alternative investment strategies and plans.

Ibbotson Associates of Chicago, Illinois ("Ibbotson"), provides historical returns of the capital markets in the United States, including common stocks, small capitalization stocks, long-term corporate bonds, intermediate-term government bonds, long-term government bonds, Treasury bills, the U.S. rate of inflation (based on the Consumer Price Index), and combinations of various capital markets based on the returns of different indices.

Advertising materials for any of the Contracts may use the performance of these capital markets in order to demonstrate general risk-versus-reward investment scenarios. Performance comparisons may also include the value of a hypothetical investment in any of these capital markets. The risk associated with the security types in any capital market may or may not correspond directly to those of the Subaccounts and the Portfolios. Advertising materials may also compare performance to that of other compilations or indices that may be developed and made available in the future.

In addition, advertising materials may quote various measures of volatility and benchmark correlation for the Subaccounts and the respective Portfolios and compare these volatility measures and correlation with those of other separate accounts and their underlying funds. Measures of volatility seek to compare a Subaccount's, or its underlying Portfolio's, historical share price fluctuations or total returns to those of a benchmark. Measures of benchmark correlation indicate how valid a comparative benchmark may be. All measures of volatility and correlation are calculated using averages of historical data.

BENEFIT UNITS - TRANSFER FORMULAS

Transfers of a Contract Owner's Benefit Units between Subaccounts during the Benefit Payment Period are implemented according to the following formulas:

The number of Benefit Units to be transferred from a given Subaccount is BU1 (trans).

The number of the Contract Owner's Benefit Units remaining in such Subaccount (after the transfer)

= UNIT1 - BU1 (trans)

The number of Benefit Units transferred to the new Subaccount is BU2 (trans).

BU2 (trans) = BU1 (trans) * BUV1/BUV2.

The number of the Contract Owner's Benefit Units in the new Subaccount (after the transfer)

= UNIT2 + BU2 (trans).

Where:

BU1 (trans) is the number of the Contract Owner's Benefit Units transferred from a given Subaccount.

BU2 (trans) is the number of the Contract Owner's Benefit Units transferred into the new Subaccount.

BUV1 is the Benefit Unit Value of the Subaccount from which the transfer is being made as of the end of the Valuation Period in which the transfer request was received.

BUV2 is the Benefit Unit Value of the Subaccount to which the transfer is being made as of the end of the Valuation Period in which the transfer request was received.

UNIT1 is the number of the Contract Owner's Benefit Units in the Subaccount from which the transfer is being made, before the transfer.

UNIT2 is the number of the Contract Owner's Benefit Units in the Subaccount to which the transfer is being made, before the transfer.

Subsequent variable dollar benefit payments will be based on the number of the Contract Owner's Benefit Units in each Subaccount (after the transfer) as of the next variable dollar benefit payment's due date.

FEDERAL TAX MATTERS

The following discussion supplements the discussion of federal tax matters in the prospectus for the Contracts. This discussion is general and is not intended as tax advice. Federal income tax laws or the interpretation of those laws by the Internal Revenue Service may change at any time.

Taxation of Separate Account Income

The Company is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code ("IRC"). Since the Separate Account is not an entity separate from the Company, and its operations form a part of the Company, it will not be taxed separately as a "regulated Investment Company" under Subchapter M of the IRC. Investment income and realized capital gains are automatically applied to increase reserves under the Contracts. Under existing federal income tax law, the Company believes that it will not be taxed on the Separate Account investment income and realized net capital gains to the extent that such income and gains are applied to increase the reserves under the Contracts.

Accordingly, the Company does not anticipate that it will incur any federal income tax liability attributable to the Separate Account and, therefore, the Company does not intend to make provisions for any such taxes. However, if changes in the federal tax laws or interpretations thereof result in the Company being taxed on income or gains attributable to the Separate Account, then the Company may impose a charge against the Separate Account (with respect to some or all Contracts) in order to set aside provisions to pay such taxes.

In certain circumstances, owners of individual variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate accounts used to support their contracts. In those circumstances, income and gains from the separate account assets would be included in the owner's gross income. The Internal Revenue Service has stated in published rulings that a variable contract owner will considered the owner of separate account assets if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets.

The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the owner or participant), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular Subaccounts without being treated as owners of the underlying assets." As of the date of this statement of additional information, no guidance has been issued.

The ownership rights under the Contracts are similar to, but different in certain respects from, those described by the Internal Revenue Service in rulings in which it was determined that contract owners were not owners of separate account assets. For example, the owner of a Contract has more flexibility in allocating purchase payments and Account Value than was contemplated in the rulings. These differences could result in an owner or participant being treated as the owner of a pro rata portion of the assets of the Separate Account and/or Fixed Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings that the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Contracts as necessary to attempt to prevent an owner or participant from being considered the owner of a pro rata share of the assets of the Separate Account.

Tax Deferral on Nonqualified Contracts

IRC Section 817(h) requires that, with respect to nonqualified Contracts, the investments of the Portfolios be "adequately diversified" in accordance with Treasury regulations in order for the Contracts to qualify as annuity contracts under federal tax law. The Separate Account, through the Portfolios, intends to comply with the diversification requirements prescribed by the Treasury in Reg. Sec. 1.817-5, which affect how the Portfolios' assets may be invested. Failure of a Portfolio to meet the diversification requirements would result in loss of tax deferred status to owners of nonqualified Contracts.

FINANCIAL STATEMENTS

The audited financial statements of the Separate Account for the year ended December 31, 2000 and the Company's audited statutory-basis financial statements for the years ended December 31, 2000 and 1999 are included herein. The financial statements of the Company included in this statement of additional information should be considered only as bearing on the ability of the Company to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

PART C
Other Information - 333-

Item 24 Financial Statements and Exhibits

(a)  Financial Statements.*

(b)  Exhibits
     (1)    Resolution of the Board of Directors of Annuity Investors Life Insurance Company®
              authorizing establishment of Annuity Investors Variable Account C (filed herewith).

     (2)   Not Applicable.

     (3)   (a)    Distribution Agreement between Annuity Investors Life Insurance Company and
                 Great American Advisors, Inc.1/

                   (b)    Form of Selling Agreement between Annuity Investors Life Insurance
                     Company, Great American Advisors, Inc. and another Broker-Dealer.*

     (4)    Individual Contract Forms and Endorsements.

           (a)    Form of Qualified Individual Flexible Premium Deferred Variable Annuity
                   Contract.*
           (b)    Form of Non-Qualified Individual Flexible Premium Deferred Variable Annuity
                    Contract (filed herewith).
           (c)    Form of Loan Endorsement to Individual Contract.1/
           (d)    Form of Tax Sheltered Annuity Endorsement to Individual Contract.1/
           (e)    Form of Individual Retirement Annuity Endorsement to Individual Contract.1/
           (f)    Form of Texas Optional Retirement Program Endorsement to Individual
                   Contract.1/
          (g)    Form of Long Term Care Waiver Rider to Individual Contract.1/
          (h)    Form of SIMPLE IRA Endorsement to Individual Contract.1/
           (i)    Form of Optional Death Benefit Endorsement to Individual Contract.*
           (j)    Form of Unisex Endorsement to Non-Qualified Individual Contract.2/
          (k)    Form of Guaranteed Minimum Income Benefit Rider to Qualified Individual Contract.*
          (l)     Form of Guaranteed Minimum Income Benefit Rider to Non-Qualified Individual Contract.*
         (m)    Form of Earnings Protection Rider to Qualified Individual Contract.*
          (n)    Form of Earnings Protection Rider to Non-Qualified Individual Contract.*

    (5)  (a)    Form of Application for Individual Flexible Premium Deferred Variable Annuity Contract (filed herewith).

    (6)  (a)    Articles of Incorporation of Annuity Investors Life Insurance Company.3 /
                   (i)  Amendment to Articles of Incorporation, adopted April 9, 1996 and approved by Secretary of State of Ohio on July 11, 1996.1/
                  (ii)   Amendment to Articles of Incorporation adopted August 9, 1996 and approved by Secretary of State of Ohio on December 3, 1996.1/

           (b)   Code of Regulations of Annuity Investors Life Insurance Company.4/

 (7)   Not Applicable.

 (8)  (a)     Participation Agreement between Annuity Investors Life Insurance Company and Dreyfus Variable Investment Fund.1/
                    (i)  Letter of Agreement dated April 14, 1997 between Annuity Investors Life
                          Insurance Company and Dreyfus Variable Investment Fund.1/
        (b)      Participation Agreement between Annuity Investors Life Insurance Company and
                   Dreyfus Stock Index Fund.1/
                    (i)  Letter of Agreement dated April 14, 1997 between Annuity Investors Life
                          Insurance Company and Dreyfus Stock Index Fund.1/
         (c)     Participation Agreement between Annuity Investors Life Insurance Company and
                  The Dreyfus Socially Responsible Growth Fund, Inc.1/
                   (i)  Letter of Agreement dated April 14, 1997 between Annuity Investors Life
                         Insurance Company and The Dreyfus Socially Responsible Growth
                         Fund, Inc. 1/
         (d)    Participation Agreement between Annuity Investors Life Insurance Company and Janus Aspen Series.1/
         (e)    Participation Agreement between Annuity Investors Life Insurance Company and Strong Variable Insurance Funds, Inc and Strong Special Fund II, Inc.
                  (n/k/a Strong Opportunity Fund II, Inc.)1/
         (f)    Participation Agreement between Annuity Investors Life Insurance Company and INVESCO Variable Investment Funds, Inc.1/
         (g)    Participation Agreement between Annuity Investors Life Insurance Company and Morgan Stanley Universal Funds, Inc. (n/k/a The Universal Institutional Funds, Inc.)1/
        (h)     Participation Agreement between Annuity Investors Life Insurance Company and PBHG Insurance Series Fund, Inc. (n/k/a PBHG Insurance 1/
         (i)     Service Agreement between Annuity Investors Life Insurance Company and
                  American Annuity Group, Inc. (n/k/a Great American Financial Resources, Inc.)1/

         (j)     Agreement between AAG Securities, Inc. (n/k/a Great American Advisors, Inc.)
                  and AAG Insurance Agency, Inc.1/
         (k)    Investment Services Agreement between Annuity Investors Life Insurance Company and American Annuity Group, Inc. (n/k/a Great American Financial Resources, Inc.)1/
          (l)     Service Agreement between Annuity Investors Life Insurance Company and
                   Strong Capital Management, Inc.1/

        (m)     Service Agreement between Annuity Investors Life Insurance Company and
                  Pilgrim Baxter & Associates, Ltd.1/

         (n)    Participation Agreement between Annuity Investors Life Insurance Company and Morgan Stanley Universal Funds, Inc. (n/k/a The Universal Institutional Funds, Inc.)1/

         (o)    Amended and Restated Agreement between The Dreyfus Corporation and
                  Annuity Investors Life Insurance Company.1/

         (p)    Service Agreement between Annuity Investors Life Insurance Company and
                   Janus Capital Corporation.1/

         (q)    Service Agreement between INVESCO Funds Inc. and Annuity Investors
                  Life Insurance Company.5/

     (9)    Opinion and Consent of Counsel (filed herewith).
    (10)    Consent of Independent Auditors.*
    (11)    No required Financial Statements are omitted from item 23.*
    (12)    Not Applicable.
    (13)    Schedule for Computation of Performance Quotations.5/
    (14)    Not Applicable.
    (15)    Powers of Attorney (filed herewith).
    (*)     To be added by pre-effective amendment

1/  Incorporated by reference to Pre-Effective Amendment No. 1, filed on behalf of Annuity Investors
     Variable Account B, SEC File No. 333-19725 on June 3, 1997.
2/  Incorporated by reference to Post-Effective Amendment No. 4, filed on behalf of Annuity Investors
     Variable Account B, SEC File No. 333-19725 on February 1, 1999.
3/  Incorporated by reference to Form N-4, filed on behalf of Annuity Investors Variable
     Account B, SEC File No. 333-19725 on December 23, 1996.
4/  Incorporated by reference to Post-Effective Amendment No. 3, filed on behalf of Annuity Investors
     Variable Account B, SEC File No. 333-19725 on November 17, 1998.
5/   Incorporated by reference to Post-Effective Amendment No. 2, filed on behalf of Annuity Investors
     Variable Account B, SEC File No. 333-19725 on April 29, 1998.

Item 25. Directors and Officers of Annuity Investors Life Insurance Company

Name	Principal Business Address	Positions and Offices With the Company
Robert Allen Adams	(1)	Chairman of the Board of Directors
Charles R. Scheper	(1)	President, Chief Executive Officer and Director
Stephen Craig Lindner	(1)	Director
Mark Francis Muething	(1)	Executive Vice President, General Counsel, Secretary, and Director
David B. Rich	(1)	Chief Operating Officer and Director
William Jack Maney, II	(1)	Assistant Treasurer and Director
Vincent J. Granieri	(1)	Senior Vice President, Chief Financial Officer and Chief Actuary
Adrienne Kessling	(1)	Senior Vice President - Operations
Thomas Kevin Liguzinski	(1)	Senior Vice President
Teresa C. Caprio	(1)	Vice President and Treasurer
Catherine A. Crume	(1)	Vice President - Licensing & Commissions
John P. Gruber	(1)	Vice President
James L. Henderson	(1)	Vice President
Gary L. Peters	(1)	Vice President - Variable Annuity Sales
Richard Sutton	(1)	Assistant Vice President and Appointed Actuary
Thomas E. Mischell	(1)	Assistant Treasurer

(1) P.O. Box 5423, Cincinnati, Ohio 45201-5423

Item 26. Persons Controlled by or Under Common Control with the Depositor and Registrant.

The Depositor, Annuity Investors Life Insurance Company®, is a wholly owned subsidiary of Great American® Life Insurance Company, which is a wholly owned subsidiary of Great American Financial Resources, Inc. The Registrant, Annuity Investors Variable Account C, is a segregated asset account of Annuity Investors Life Insurance Company.

The following chart indicates the persons controlled by or under common control with the Company:

			% OF STOCK OWNED
	STATE OF	DATE OF	BY IMMEDIATE
AFG ORGANIZATIONAL CHART	DOMICILE	INCORP.	PARENT COMPANY (1)	NATURE OF BUSINESS

American Financial Group,	Ohio	7/1/1997
|__AFC Holding	Ohio	12/9/1994	100	Diversified Financial Holding Company
|__AHH Holdings,	Florida	12/27/1995	49	Holding Company
|__American Heritage Holding Corporation	Delaware	11/2/1994	100	Home Builder
|__Heritage Homes Realty, Inc.	Florida	7/20/1993	100	Home Sales
|__Southeast Title, Inc.	Florida	5/16/1995	100	Title Company
|__Columbia Financial Company	Florida	10/26/1993	100	Real Estate Holding Company
|__Heritage Home Finance Corporation	Florida	2/10/1994	100	Finance Company
|__American Financial Capital Trust I	Delaware	9/14/1996	100	Statutory Business Trust
|__American Financial Corporation	Ohio	11/15/1955	100	Diversified Financial Holding Company
|__American Financial Corporation (Name Holding Company)	Ohio	8/27/1963	100	Inactive
|__American Money Management Corporation	Ohio	3/1/1973	100	Securities Management Company
|__American Money Management International, N.V.	Netherland Antilles	5/10/1985	100	Securities Management Company
|__American Premier Underwriters, Inc.	Pennsylvania	04/13/1846	100 (2)	Diversified Company
|__The Ann Arbor Railroad Company	Michigan	09/21/1895	99	Inactive
|__The Associates of the Jersey Company	New Jersey	11/10/1804	100	Inactive
|__Cal Coal, Inc.	Illinois	5/30/1979	100	Inactive
|__GAI (Bermuda) Ltd.	Bermuda	4/6/1998	100	Holding Company
|__GAI Insurance Company, Ltd.	Bermuda	9/18/1989	100	Reinsurance
|__The Indianapolis Union Railway Company	Indiana	11/19/1872	100	Inactive
|__Lehigh Valley Railroad Company	Pennsylvania	04/21/1846	100	Inactive
|__The New York and Harlem Railroad Company	New York	04/25/1831	97	Inactive
|__The Owasco River Railway, Inc.	New York	06/02/1881	100	Inactive
|__PCC Real Estate, Inc.	New York	12/15/1986	100	Holding Company
|__PCC Chicago Realty Corp	New York	12/23/1986	100	Real Estate Developer
|__PCC Gun Hill Realty Corp	New York	12/18/1985	100	Real Estate Developer
|__PCC Michigan Realty, Inc.	Michigan	11/9/1987	100	Real Estate Developer
|__PCC Scarsdale Realty Corp	New York	6/1/1986	100	Real Estate Developer
|__Scarsdale Depot Associates, L.P.	Delaware	5/5/1989	80	Real Estate Developer
|__Penn Central Energy Management Company	Delaware	5/11/1987	100	Inactive
|__Pennsylvania Company	Delaware	12/12/1958	100	Holding Company
|__Atlanta Casualty Company	Ohio	6/13/1972	100	Property/Casualty Insurance
			% OF STOCK OWNED
	STATE OF	DATE OF	BY IMMEDIATE
AFG ORGANIZATIONAL CHART		INCORP.	PARENT COMPANY (1)	NATURE OF BUSINESS

American Financial Group, Inc.
|__AFC Holding Company
|__American Financial Corporation
|__American Premier Underwriters, Inc.
|__Pennsylvania Company
|__Atlanta Casualty Company
|__American Premier Insurance Company	Indiana	11/30/1989	100	Property/Casualty Insurance
|__Atlanta Casualty Group, Inc.	Georgia	4/1/1977	100	Insurance Agency
|__Atlanta Casualty General Agency, Inc.	Texas	3/15/1961	100	Managing General Agency
|__Atlanta Insurance Brokers, Inc.	Georgia	2/6/1971	100	Insurance Agency
|__Treaty House, Ltd.	Nevada	11/2/1971	100	Insurance Premium Finance
|__Atlanta Reserve Insurance Company	Ohio	12/7/1998	100	Property/Casualty Insurance
|__Atlanta Specialty Insurance Company	Ohio	2/6/1974	100	Property/Casualty Insurance
|__Penn Central U.K. Limited	United Kingdom	10/28/1992	100	Insurance Holding Company
|__Insurance (GB) Limited	United Kingdom	5/13/1992	100	Property/Casualty Insurance
|__Delbay Corporation	Delaware	12/27/1962	100	Inactive
|__Great Southwest Corporation	Delaware	10/25/1978	100	Real Estate Developer
|__World Houston, Inc.	Delaware	5/30/1974	100	Real Estate Developer
|__Hangar Acquisition Corp.	Ohio	10/6/1995	100	Aircraft Investment
|__Infinity Insurance Company	Indiana	8/28/1978	100	Property/Casualty Insurance
|__Infinity Agency of Texas, Inc.	Texas	7/15/1992	100	Managing General Agency
|__The Infinity Group, Inc.	Indiana	7/22/1992	100	Insurance Holding Company
|__Infinity National Insurance Company	Indiana	8/5/1992	100	Property/Casualty Insurance
|__Infinity Select Insurance Company	Indiana	6/11/1991	100	Property/Casualty Insurance
|__Leader Insurance Company	Ohio	3/20/1963	100	Property/Casualty Insurance
|__American Commonwealth Development Co	Texas	7/23/1963	100	Real Estate Development
|__Budget Insurance Premiums, Inc.	Ohio	2/14/1964	100	Premium Finance Company
|__Leader Group, Inc.	Ohio	12/16/1997	100	Holding Company
|__Leader Managing General Agency, Inc.	Texas	8/21/1989	100	Managing General Agent/Surplus Lines Agent
|__Leader National Agency of Texas, Inc.	Texas	1/25/1994	100	Managing General Agency
|__Leader National Agency, Inc.	Ohio	4/5/1963	100	Brokering Agent
|__Leader Preferred Insurance Company	Ohio	11/7/1994	100	Property/Casualty Insurance
|__Leader Specialty Insurance Company	Indiana	3/10/1994	100	Property/Casualty Insurance
|__TICO Insurance Company	Ohio	6/3/1980	100	Property/Casualty Insurance
|__PCC Technical Industries,	California	3/7/1955	100	Holding Company
|__ESC, Inc.	California	11/2/1962	100	Inactive
			% OF STOCK OWNED
	STATE OF	DATE OF	BY IMMEDIATE
AFG ORGANIZATIONAL CHART	DOMICILE	INCORP.	PARENT COMPANY (1)	NATURE OF BUSINESS

American Financial Group, Inc.
|__AFC Holding Company
|__American Financial Corporation
|__American Premier Underwriters, Inc.
|__Pennsylvania Company
|__PCC Technical Industries, Inc.
|__Marathon Manufacturing Companies, Inc.	Delaware	11/18/1983	100	Holding Company
|__Marathon Manufacturing Company	Delaware	12/7/1979	100	Inactive
|__PCC Maryland Realty Corp	Maryland	8/18/1993	100	Real Estate Holding Company
|__Penn Camarillo Realty Corp	California	11/24/1992	100	Real Estate Holding Company
|__Penn Towers, Inc.	Pennsylvania	8/1/1958	100	Inactive
|__Republic Indemnity Company of America	California	12/5/1972	100	Workers' Compensation Insurance
|__Republic Indemnity Company of California	California	10/13/1982	100	Workers' Compensation Insurance
|__Republic Indemnity Medical Management, Inc.	California	3/25/1996	100	Medical Bill Review
|__Risico Management Corporation	Delaware	1/10/1989	100	Risk Management
|__Windsor Insurance Company	Indiana	11/5/1987	100	Property/Casualty Insurance
|__American Deposit Insurance Company	Oklahoma	12/28/1966	100	Property/Casualty Insurance
|__Granite Finance Co., Inc.	Texas	11/9/1965	100	Premium Financing
|__Coventry Insurance Company	Ohio	9/5/1989	100	Property/Casualty Insurance
|__El Aguila Compañia de Seguros, S.A. de C.V.	Mexico	11/24/1994	100 (2)	Property/Casualty Insurance
|__Financiadora de Primas Condor, S.A. de C.V.	Mexico	3/16/1998	99	Premium Finance
|__Moore Group, Inc.	Georgia	12/19/1962	100	Insurance Holding Company/Agency
|__Casualty Underwriters, Inc.	Georgia	10/1/1954	51	Insurance Agency
|__Dudley L. Moore Insurance, Inc.	Louisiana	3/30/1978	beneficial interest	Insurance Agency
|__Hallmark General Insurance Agency, Inc.	Oklahoma	6/16/1972	beneficial interest	Insurance Agency
|__Windsor Group, Inc.	Georgia	5/23/1991	100	Insurance Holding Company
|__Regal Insurance Company	Indiana	11/5/1987	100	Property/Casualty Insurance
|__Texas Windsor Group, Inc.	Texas	6/23/1988	100	Insurance Agency
|__Pennsylvania-Reading Seashore Lines	New Jersey	6/14/1901	66.67	Inactive
|__Pittsburgh and Cross Creek Railroad Company	Pennsylvania	8/14/1970	83	Inactive
|__PLLS, Ltd.	Washington	5/14/1990	100	Insurance Agency
|__Premier Lease & Loan Services Insurance Agency, Inc.	Washington	12/27/1983	100	Insurance Agency
|__Premier Lease & Loan Insurance Services B.V.	The Netherlands	8/24/1999	100	Insurance Agency
|__Premier Lease & Loan Services of Canada, Inc.	Washington	2/28/1991	100	Insurance Agency
|__Terminal Realty Penn Co	District of Columbia	9/23/1968	100	Inactive
|__United Railroad Corp.	Delaware	11/25/1981	100	Inactive
			% OF STOCK OWNED
	STATE OF	DATE OF	BY IMMEDIATE
AFG ORGANIZATIONAL CHART	DOMICILE	INCORP.	PARENT COMPANY (1)	NATURE OF BUSINESS

American Financial Group, Inc.
|__AFC Holding Company
|__American Financial Corporation
|__American Premier Underwriters, Inc.
|__United Railroad Corp.
|__Detroit Manufacturers Railroad Company	Michigan	1/30/1902	82	Inactive
|__Waynesburg Southern Railroad Company	Pennsylvania	9/1/1966	100	Inactive
|__Chiquita Brands International, Inc.	New	03/30/1899	35.97 (2)	Produce/Process/Distribute Food Products
|__Dixie Terminal Corporation	Ohio	4/23/1970	100	Real Estate Holding Company
|__Fairmont Holdings, Inc.	Ohio	12/15/1983	100	Holding Company
|__FWC Corporation	Ohio	3/16/1983	100	Financial Services Company
|__Great American Insurance Company	Ohio	03/07/1872	100	Property/Casualty Insurance
|__AFC Coal Properties, Inc.	Ohio	12/18/1996	100	Real Estate Holding Company
|__American Custom Insurance Services, Inc.	Ohio	7/27/1983	100	Holding Company for E&S Agency/Brokerage
|__Eden Park Insurance Brokers, Inc.	California	2/13/1990	100	Wholesale Agency/Brokerage for E&S Lines
|__Great American Custom Insurance Services California, Inc.	California	5/18/1992	100	Insurance Services
|__Professional Risk Brokers Insurance, Inc.	Massachusetts	4/11/1994	100	Excess and Surplus Lines Broker
|__Professional Risk Brokers of Connecticut, Inc.	Connecticut	7/9/1992	100	Wholesale Agency/Brokerage for E&S Lines
|__Professional Risk Brokers of Ohio, Inc.	Ohio	12/17/1986	100	Excess and Surplus Lines Broker
|__Professional Risk Brokers, Inc.	Illinois	3/1/1990	100	Wholesale Agency/Brokerage for E&S Lines
|__Smith, Evans and Schmitt, Inc.	California	8/5/1988	100	Insurance Agency
|__American Dynasty Surplus Lines Insurance Co.	Delaware	1/12/1982	100	Excess and Surplus Lines Insurance
|__American Empire Surplus Lines Insurance Co.	Delaware	7/15/1977	100	Excess and Surplus Lines Insurance
|__American Empire Insurance Company	Ohio	11/26/1979	100	Property/Casualty Insurance
|__American Empire Underwriters, Inc.	Texas	5/19/1976	100	Insurance Agency
|__American Signature Underwriters, Inc.	Ohio	4/8/1996	100	Insurance Agency
|__Fidelity Excess and Surplus Insurance Co.	Ohio	6/30/1987	100	Property/Casualty Insurance
|__American Financial Enterprises, Inc.	Connecticut	01/01/1871	100 (2)	Closed End Investment Company
|__American Insurance Agency, Inc.	Kentucky	7/27/1967	100	Insurance Agency
|__American Special Risk, Inc.	Illinois	12/29/1981	100	Insurance Broker/Managing General Agency
|__American Spirit Insurance Company	Indiana	4/5/1988	100	Property/Casualty Insurance
|__Aviation Specialty Managers, Inc.	Texas	9/7/1965	100	Managing General Agency
|__Aviation Specialty Services, Inc.	Texas	4/6/1995	100 (2)	Local Recording Agency
|__Brothers Property Corporation	Ohio	9/8/1987	80	Real Estate Holding
|__Brothers Landing Corporation	Louisiana	3/4/1994	100	Real Estate Holding
			% OF STOCK OWNED
	STATE OF	DATE OF	BY IMMEDIATE
AFG ORGANIZATIONAL CHART	DOMICILE	INCORP.	PARENT COMPANY (1)	NATURE OF BUSINESS

American Financial Group, Inc.
|__AFC Holding Company
|__American Financial Corporation
|__Great American Insurance Company
|__Brothers Property Corporation
|__Brothers Pennsylvanian Corporation	Pennsylvania	12/23/1994	100	Real Estate Holding
|__Brothers Port Richey Corporation	Florida	12/6/1993	100	Real Estate Holding
|__Brothers Property Management Corporation	Ohio	9/25/1987	100	Real Estate Management
|__Brothers Railyard Corporation	Texas	12/14/1993	100	Real Estate Holding
|__Contemporary American Insurance Company	Illinois	4/16/1996	100	Property/Casualty Insurance
|__Crop Managers Insurance Agency, Inc.	Kansas	8/9/1989	100	Insurance Agency
|__Dempsey & Siders Agency, Inc.	Ohio	5/9/1956	100	Insurance Agency
|__Eagle American Insurance Company	Ohio	7/1/1987	100	Property/Casualty Insurance
|__Eden Park Insurance Company	Indiana	1/8/1990	100	Surplus Lines Insurer
|__FCIA Management Company, Inc.	New	9/17/1991	79	Servicing Agent
|__GAI Warranty Company	Ohio	1/25/2001	100	Service Warranty Provider
|__The Gains Group, Inc.	Ohio	1/26/1982	100	Marketing of Advertising
|__Global Premier Finance Company	Ohio	8/25/1998	100	Premium Finance
|__Great American Alliance Insurance company	Ohio	9/11/1945	100	Property/Casualty Insurance
|__Great American Assurance Company	Ohio	3/23/1905	100	Property/Casualty Insurance
|__Great American Custom Insurance Services Illinois, Inc.	Illinois	7/8/1992	100	Underwriting Office
|__Great American E & S Insurance Company	Delaware	2/28/1979	100	Excess and Surplus Lines Insurance
|__Great American Financial Resources, Inc.	Delaware	11/23/1992	82.88 (2)	Insurance Holding Company
|__AAG Holding Company, Inc.	Ohio	9/11/1996	100	Holding Company
|__American Annuity Group Capital Trust I	Delaware	9/13/1996	100	Financing Entity
|__American Annuity Group Capital Trust II	Delaware	3/4/1997	100	Financing Entity
|__American Annuity Group Capital Trust III	Delaware	5/14/1997	100	Financing Entity
|__Great American Life Insurance Company	Ohio	12/15/1959	100	Life Insurance
|__American Retirement Life Insurance Company	Ohio	5/12/1978	100	Life Insurance
|__Annuity Investors Life Insurance Company	Ohio	11/13/1981	100	Life Insurance
|__CHATBAR, Inc.	Massachusetts	11/2/1993	100	Hotel Operator
|__Chatham Enterprises, Inc.	Massachusetts	3/29/1954	100	Real Estate Holding Company
|__Consolidated Financial Corporation	Michigan	9/10/1985	100	Retirement & Financial Planning Company
|__Driskill Holdings, Inc.	Texas	6/7/1995	beneficial interest	Real Estate Manager
|__GALIC Brothers, Inc.	Ohio	11/12/1993	80	Real Estate Management
			% OF STOCK OWNED
	STATE OF	DATE OF	BY IMMEDIATE
AFG ORGANIZATIONAL CHART	DOMICILE	INCORP.	PARENT COMPANY (1)	NATURE OF BUSINESS

American Financial Group, Inc.
|__AFC Holding Company
|__American Financial Corporation
|__Great American Insurance Company
|__Great American Financial Resources, Inc.
|__AAG Holding Company, Inc.
|__Great American Life Insurance Company
|__Great American Life Assurance Co.	Ohio	8/10/1967	100	Life Insurance
|__Great American Life Children's Foundation	Ohio	8/6/1998	beneficial interest	Charitable Foundation
|__Great American Life Insurance Company of New York	New York	12/31/1963	100	Life Insurance Company
|__Loyal American Life Insurance Co.	Ohio	5/18/1955	100	Life Insurance
|__ADL Financial Services, Inc.	North	9/10/1970	100	Inactive
|__Purity Financial Corporation	Florida	12/12/1991	100	Credit Union Marketing
|__Skipjack Marina Corporation	Maryland	6/24/1999	100	Marina Operator
|__United Teacher Associates, Ltd.	Texas	12/17/1998	100 (2)	Holding Company - Limited Partnership
|__United Teacher Associates Insurance Company	Texas	12/15/1958	100	Life Insurance Company
|__UTA Management Company (TX)	Texas	11/24/1993	100	Holding Company
|__UTA Management Company (DE)	Delaware	1/19/1999	100	Holding Company
|__UTAM, Ltd.	Texas	1/18/1999	100 (2)	Management Company-Ltd. Partnership
|__AAG Insurance Agency, Inc.	Kentucky	12/6/1994	100	Insurance Agency
|__AAG Insurance Agency of Massachusetts, Inc.	Massachusetts	5/25/1995	100	Insurance Agency
|__American Data Solutions, LLC	Delaware	10/17/2000	100	Holding Company
|__American Data Source India Private Ltd.	India	9/3/1997	99	Software Development
|__American Memorial Marketing Services, Inc.	Washington	6/19/1980	100	Marketing Services
|__CSW Management Services, Inc.	Texas	6/27/1985	100	Inactive
|__GALIC Disbursing Company	Ohio	5/31/1994	100	Payroll Servicer
|__Great American Advisors, Inc.	Ohio	12/10/1993	100	Broker-Dealer
|__Great American Life Assurance Company of Puerto Rico	Puerto Rico	7/1/1964	99	Insurance Company
|__Keyes-Graham Insurance Agency, Inc.	Massachusetts	8/7/1981	100	Insurance Agency
|__Laurentian Credit Services Corporation	Delaware	10/7/1994	100	Inactive
|__Laurentian Marketing Services, Inc.	Delaware	12/23/1987	100	Inactive
|__Laurentian Securities Corporation	Delaware	1/3/1990	100	Inactive
|__Lifestyle Financial Investments, Inc.	Ohio	12/29/1993	100	Marketing Services
|__Lifestyle Financial Investments Agency of Ohio, Inc.	Ohio	3/7/1994	beneficial interest	Insurance Agency
|__Lifestyle Financial Investments of Indiana, Inc.	Indiana	2/24/1994	100	Insurance Agency
|__Lifestyle Financial Investments of the Northwest, Inc.	Minnesota	6/10/1985	100	Insurance Agency
			% OF STOCK OWNED
	STATE OF	DATE OF	BY IMMEDIATE
AFG ORGANIZATIONAL CHART	DOMICILE	INCORP.	PARENT COMPANY (1)	NATURE OF BUSINESS

American Financial Group, Inc.
|__AFC Holding Company
|__American Financial Corporation
|__Great American Insurance Company
|__Great American Financial Resources, Inc.
|__Loyal Marketing Services, Inc.	Alabama	7/20/1990	100	Inactive
|__Money-Plan International, Inc.	Florida	12/31/1979	100	Insurance Agency
|__Retirement Resource Group, Inc.	Indiana	2/5/1995	100	Insurance Agency
|__AAG Insurance Agency of Alabama	Alabama	9/22/1995	100	Insurance Agency
|__AAG Insurance Agency of Texas, Inc.	Texas	6/2/1995	100	Insurance Agency
|__RRG of Ohio, Inc.	Ohio	2/21/1996	beneficial interest	Insurance Agency
|__SPELCO (UK) Ltd.	United Kingdom		99	Inactive
|__SWTC Hong Kong Ltd.	Hong Kong		100	Inactive
|__SWTC, Inc.	Delaware		100	Inactive
|__Tecnomil Ltd.	Delaware	7/5/1977	100	Inactive
|__Great American Insurance Agency, Inc.	Ohio	4/20/1999	100	Insurance Agency
|__Great American Insurance Company of New York	New York	8/22/1947	100	Property/Casualty Insurance
|__Great American Lloyd's Insurance Company	Texas	10/9/1979	beneficial interest	Lloyd's Plan Insurer
|__Great American Lloyd's, Inc.	Texas	8/2/1983	100	Corporate Attorney-in-Fact
|__Great American Management Services, Inc.	Ohio	12/5/1974	100	Data Processing and Equipment Leasing
|__American Payroll Services, Inc.	Ohio	2/20/1987	100	Payroll Services
|__Great American Re Inc.	Delaware	5/14/1971	100	Reinsurance Intermediary
|__Great American Risk Management, Inc.	Ohio	4/21/1980	100	Insurance Risk Management
|__Great Texas County Mutual Insurance Company	Texas	4/29/1954	beneficial interest	Automobile Insurance
|__Grizzly Golf Center, Inc.	Ohio	11/8/1993	100	Golf Course Management
|__Key Largo Group, Inc.	Florida	2/25/1969	100	Land Developer
|__Mid-Continent Casualty Company	Oklahoma	2/26/1947	100	Property/Casualty Insurance
|__Mid-Continent Insurance Company	Oklahoma	8/13/1992	100	Property/Casualty Insurance
|__Oklahoma Surety Company	Oklahoma	8/5/1968	100	Special Coverage Insurance Company
|__National Interstate Corporation	Ohio	1/26/1989	58	Holding Company
|__American Highways Insurance Agency (CA)	California	5/5/1994	100	Insurance Agency
|__American Highways Insurance Agency (OH)	Ohio	6/29/1999	100	Insurance Agency
|__Explorer Insurance Agency, Inc.	Ohio	7/17/1997	beneficial interest	Insurance Agency
|__Hudson Indemnity, Ltd.	Cayman Island	6/12/1996	100	Property/Casualty Insurance
|__National Interstate Insurance Agency of Texas, Inc.	Texas	6/7/1989	beneficial interest	Insurance Agency
			% OF STOCK OWNED
	STATE OF	DATE OF	BY IMMEDIATE
AFG ORGANIZATIONAL CHART	DOMICILE	INCORP.	PARENT COMPANY (1)	Nature of Business

American Financial Group, Inc.
|__AFC Holding Company
|__American Financial Corporation
|__Great American Insurance Company
|__National Interstate Corporation
|__National Interstate Insurance Agency, Inc.	Ohio	2/13/1989	100	Insurance Agency
|__National Interstate Insurance Company	Ohio	2/10/1989	100	Property/Casualty Insurance
|__National Interstate Insurance Company of Hawaii, Inc.	Hawaii	9/20/1999	100	Property/Casualty Insurance
|__North Coast Management, Inc.	Nebraska	2/9/1993	100	Underwriting Management
|__Quality Pacific Insurance, Inc.	Hawaii	3/17/1999	95	Insurance Agency
|__Safety, Claims & Litigation Services, Inc.	Pennsylvania	6/23/1995	100	Claims Third Party Administrator
|__PCC 38 Corp	Illinois	12/23/1996	100	Real Estate Holding Company
|__Pointe Apartments, Inc.	Minnesota	6/24/1993	100	Real Estate Holding Company
|__Premier Dealer Services, Inc.	Illinois	6/24/1998	100	Third Party Administrator
|__Seven Hills Insurance Agency, Inc.	Ohio	12/22/1997	100	Insurance Agency
|__Seven Hills Insurance Agency, LLC	Ohio	1/22/1999	59	Insurance Agency
|__Seven Hills Insurance Company	New York	11/3/1932	100	Property/Casualty Reinsurance
|__Seven Seas Insurance Agency, Inc.	Ohio	9/10/1998	100	Life Insurance Agency
|__Stone Mountain Professional Liability Agency, Inc.	Georgia	8/7/1995	100	Insurance Agency
|__Tamarack American, Inc.	Delaware	6/10/1986	100	Management Holding Company
|__Timberglen Limited	United Kingdom	10/28/1992	100	Investments
|__Transport Insurance Company	Ohio	5/25/1976	100	Property Casualty Insurance
|__Instech Corporation	Texas	9/2/1975	100	Claim and Claim Adjustment Services
|__Transport Insurance Agency, Inc.	Texas	8/21/1989	beneficial interest	Insurance Agency
|__Worldwide Insurance Company	Ohio	9/27/1979	100	Property/Casualty Insurance
|__Worldwide Direct Auto Insurance Company	Kentucky	11/13/1961	100	Property/Casualty Insurance
|__Worldwide Casualty Insurance Company	Kentucky	2/17/1981	100	Property/Casualty Insurance
|__One East Fourth, Inc.	Ohio	2/3/1964	100	Real Estate Holding Company
|__Pioneer Carpet Mills, Inc.	Ohio	4/29/1976	100	Inactive
|__TEJ Holdings, Inc.	Ohio	12/4/1984	100	Real Estate Holding Company
|__Three East Fourth, inc.	Ohio	8/10/1966	100	Real Estate Holding Company
(1) Except Director's Qualifying Shares.
(2) Total percentage owned by parent shown and by other affiliated company(s).

Item 27. Number of Certificate Owners

                Not Applicable

Item 28. Indemnification

(a)   The Code of Regulations of Annuity Investors Life Insurance Company provides in Article V as follows:

The Corporation shall, to the full extent permitted by the General Corporation Law of Ohio, indemnify any person who is or was a director or officer of the Corporation and whom it may indemnify pursuant thereto. The Corporation may, within the sole discretion of the Board of Directors, indemnify in whole or in part any other persons whom it may indemnify pursuant thereto.

Insofar as indemnification for liability arising under the Securities Act of 1933 ("1933 Act") may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by the director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

(b)   The directors and officers of Annuity Investors Life Insurance Company are covered under a Directors and Officers Reimbursement Policy. Under the Reimbursement Policy, directors and officers are indemnified for loss arising from any covered claim by reason of any Wrongful Act in their capacities as directors or officers, except to the extent the Company has indemnified them. In general, the term "loss" means any amount which the directors or officers are legally obligated to pay for a claim for Wrongful Acts. In general, the term "Wrongful Acts" means any breach of duty, neglect, error, misstatement, misleading statement, omission or act by a director or officer while acting individually or collectively in their capacity as such claimed against them solely by reason of their being directors and officers. The limit of liability under the program is $20,000,000 for the policy year ending September 1, 2002. The primary policy under the program is with National Union Fire Insurance Company of Pittsburgh, PA, in the name of American Premier Underwriters, Inc.

Item 29. Principal Underwriter

Great American Advisors, Inc. the underwriter and distributor of the Contracts as defined in the Investment Company Act of 1940 ("1940 Act"). It is also the underwriter and distributor of Annuity Investors® Variable Account C.

(a) Great American Advisors, Inc. does not act as a principal underwriter, depositor, sponsor or investment adviser for any investment company other than Annuity Investors Variable Account A, Annuity Investors Variable Account B, Annuity Investors Variable Account C and GALIC of New York Separate Account I.

(b) Directors and Officers of Great American Advisors, Inc.
Name and Principal Business Address	Position with Great American Advisors, Inc.
James Lee Henderson (1)	President
James T. McVey (1)	Chief Operating Officer and Senior Vice President
Christopher Gryzen (1)	Vice President and Chief Compliance Officer
Mark Francis Muething (1)	Vice President, Secretary and Director
William J. Maney, II (2)	Director
David B. Rich (2)	Director
Charles R. Scheper (2)	Director
Peter J. Nerone (1)	Vice President
William Claire Bair, Jr. (1)	Chief Financial Officer
Paul Ohlin (1)	Treasurer
Thomas E. Mischell (1)	Assistant Treasurer
Fred J. Runk (1)	Assistant Treasurer

(1)     525 Vine Street, 7th Floor, Cincinnati, Ohio 45202
(2)     P.O. Box 5423, Cincinnati, Ohio 45201-5423

Item 30. Location of Accounts and Records

All accounts and records required to be maintained by Section 31(a) of the 1940 Act and the rules under it are maintained by Teresa C. Caprio, Vice President and Treasurer of the Company, at the Administrative Office.

Item 31. Management Services

Not Applicable

Item 32. Undertakings

(a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes that it will include either (1) as part of any application to purchase a Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) Registrant undertakes to deliver any Prospectus and Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to the Company at the address or phone number listed in the Prospectus.

(d) The Company represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by the Company.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has caused this Registration Statement to be signed on its behalf by the undersigned in the City of Cincinnati, State of Ohio on the day of November 7, 2001.

ANNUITY INVESTORS VARIABLE ACCOUNT C

(Registrant)

By: /s/Charles R. Scheper

Charles R. Scheper*

President,

Chief Executive Officer,

and Director, Annuity Investors

Life Insurance Company

ANNUITY INVESTORS LIFE INSURANCE COMPANY

(Depositor)

By: /s/Charles R. Scheper

Charles R. Scheper*

President,

Chief Executive Officer and Director

As required by the Securities Act of 1933, as amended, this to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Robert Allen Adams Chairman November 7, 2001

Robert Allen Adams*

/s/ Teresa C. Caprio Principal Financial November 7, 2001

Teresa C. Caprio* Officer, Principal

Accounting Officer

/s/ David B. Rich Chief Operating Officer, November 7, 2001

David B. Rich* Director

/s/ Stephen Craig Lindner Director November 7, 2001

Stephen Craig Lindner*

/s/ William Jack Maney, II Director November 7, 2001

William Jack Maney, II*

/s/ Mark Francis Muething Director November 7, 2001

Mark Francis Muething*

* Executed by Carol Edwards Dunn on behalf of those indicated pursuant to Power of Attorney.

EXHIBIT INDEX

Exhibit No. Description of Exhibit

(1)       Resolution of the Board of Directors Annuity Investors Life Insurance Company®
  Authorizing establishment of Annuity Investors Variable Account C.

(3)(b)   Form of Selling Agreement between Annuity Investors Life Insurance Company,
             Great American Advisors, Inc. and another Broker - Dealer.

(5)(a)   Form of Application for Individual Flexible Premium Deferred Annuity Contract.

(9)       Opinion and Consent of Counsel.

(10)     Consent of Independent Auditors.

(15)     Powers of Attorney.